 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

STRATHMORE MINERALS CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 810, 1708 Dolphin Ave, Kelowna, British Columbia, Canada  V1Y 9S4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             31,446,258

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.          Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                 Item 17 xxx   Item 18 ___

Index to Exhibits on Page 70

STRATHMORE MINERALS CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	69
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	69
Item 15.	Controls and Procedures	69
Item 16.	Reserved	69
Item 16A.	Audit Committee Financial Expert	69
Item 16B.	Code of Ethics	69
Item 16C.	Principal Accountant Fees and Services	69
Item 16D.	Exemptions from the Listing Standards for Audit Committee	69
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	69

Part III

Item 17.	Financial Statements	69
Item 18.	Financial Statements	70
Item 19.	Exhibits	70

INTRODUCTION

Strathmore Minerals Corp. is organized under the laws of British Columbia, Canada.  In this Registration Statement, the “Issuer”, “Strathmore”, "we," "our" and "us" refer to Strathmore Minerals Corp. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement.  Our principal corporate offices are located at 700 – 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.  Our telephone number is 604-687-2923.

BUSINESS OF STRATHMORE MINERALS CORP.

Strathmore Minerals Corp. (the “Issuer") is a mineral exploration company.  Its main focus is on properties, which may contain economic reserves of uranium. The properties in which the Issuer has an interest or the right to acquire an interest are currently in the exploration stage.

There are no known proven reserves of minerals on the Company’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 10/31/2004 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Michael Halvorson (1) (2)	56	December 23, 1996
Devinder Randhawa (1) (3)	43	October 18, 1996
Steven Khan (1) (4)	48	November 25, 2003
Robert Quartermain (5)	49	January 21, 2004

(1)

Member of Audit Committee.

(2)

7928 Rowland Road, Edmonton, Alberta T6A 3W1

(3)

Suite 810 – 1708 Dolphin Avenue, Kelowna, B.C. V1Y 9S4

(4)

2838 West 36th Avenue, Vancouver, B.C. V6N 2R1

(5)

Suite 1180 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 10/31/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Devinder Randhawa, President (1)	43	July 3, 2002
Bob Hemmerling, Corporate Secretary (1)	45	January 23, 2004

(1) Suite 810 – 1708 Dolphin Avenue, Kelowna, B.C. V1Y 9S4

______________________________________________________________________________

______________________________________________________________________________

Mr. Randhawa’s business functions, as President of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. Hemmerling’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. Hemmerling may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

1.B.  Advisors

       ---No Disclosure Necessary ---

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding three years was Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G6.  They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended December 31st were derived from the financial statements of the Company that have been audited by Davidson & Company, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data for Fiscal 2000 and Fiscal 1999 ended December 31st were derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data as at and for the six-month periods ended 6/30/2004 and 6/30/2003 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________________

	Unaudited Six Months		Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 6/30/04	Ended 6/30/03	Ended 12/31/03	Ended 12/31/02	Ended 12/31/01	Ended 12/31/00	Ended 12/31/99

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(Loss) for the Period	($534)	($63)	($433)	($1,159)	($291)	($399)	($1,680)
Basic (Loss) Per Share	($0.02)	($0.01)	($0.05)	($0.17)	($0.05)	($0.10)	($0.42)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	21,601	8,010	8,346	6,961	5,630	3,992	4,000
Period-end Shares (000)	26,094	7,947	14,158	8,047	5,802	4,150	19,948

Working Capital	$4,511	($101)	$1,030	($31)	($87)	$69	($118)
Mineral Properties	$982	$57	$207	$49	$216	$177	$248
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$16,124	$11,612	$12,625	$11,612	$11,182	$1,016	$970
Shareholders’ Equity	$5,570	$23	$1,243	$86	$924	$963	$847
Total Assets	$5,730	$142	$1,291	$135	$136	$1,068	$1,092

US GAAP
Net Loss	$1,365	$71	($531)	($291)	($393)	N/A	N/A
Loss Per Share	($0.06)	($0.01)	($0.06)	($0.04)	($0.07)	N/A	N/A
Mineral Properties	Nil	Nil	Nil	Nil	N/A	N/A	N/A
Shareholders’ Equity	4,529	N/A	$1,036	($23)	N/A	N/A	N/A
Total Assets	$4,688	N/A	$1,084	$27	N/A	N/A	N/A

3.A.2.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods.  The data for the Six months Ended 6/30/2004 and 6/30/2003 is provided; the data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

October 2004		1.27	1.22	1.22
September 2004		1.31	1.26	1.26
August 2004		1.33	1.30	1.32
July 2004		1.33	1.31	1.33
June 2004		1.38	1.34	1/34
May 2004		1.40	1.36	1.37

Six Months Ended 6/30/2004	1.36	1.40	1.31	1.34
Six Months Ended 6/30/2003	1.44	1.57	1.33	1.36

Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 9/30/2004.

Table No. 5

Capitalization and Indebtedness

September 30, 2004

______________________________________________________________________________

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
31,446,258 shares issued and outstanding	$19,435,942
Contributed Surplus	$2,127,835
Retained Earnings (deficit)	($13,106,933)
Net Stockholders’ Equity	$8,456,844
TOTAL CAPITALIZATION	$8,456,844

Stock Options Outstanding (At September 30, 2004)	2,475,000
Warrants Outstanding (At September 30, 2004)	12,028,637
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Strathmore Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Strathmore in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Strathmore having to cease operations.

Strathmore Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Issuer Could Have to Cease Operations:

The properties in which Strathmore has an interest or the concessions in which it has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Strathmore does not ultimately find a body of ore, it would have to cease operations.

Mineral Prices May Not Support Corporate Profit for Strathmore:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, Strathmore could have to cease operations.

Strathmore Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Strathmore currently has 2,475,000 share purchase options outstanding and 12,028,637-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 31,446,258 (as of September 30, 2004) to 46,949,895.  This represents an increase of 49% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Strathmore to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various U.S. and Peruvian federal and state governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Strathmore to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Strathmore Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Strathmore may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Issuer’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Strathmore to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Strathmore and Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Strathmore is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Strathmore’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Strathmore’s growth will depend, on the efforts of its Senior Management, particularly its President, Dev Randhawa; its Chairman, Mr. Kenneth Friedman; and, its Corporate Secretary, Mr. Bob Hemmerling. The issuer also relies on Mr. Robert Quartermain, a member of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on Steven Khan because of his expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Strathmore has no key-man life insurance with the Senior Officers or the Directors.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Strathmore’s Stockholders

Because the success of Strathmore is highly dependent upon its respective employees, the Issuer has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 2,475,000 share purchase options outstanding, which, if exercised, would result in an additional 2,475,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Strathmore Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Strathmore.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Strathmore is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties with a particular emphasis on properties, which may contain economic reserves of uranium. The properties in which the Issuer has an interest or the right to acquire on interest are all currently in the exploration stage and there is no guarantee that an economic ore body will ever be discovered. Strathmore is currently working on the following properties:

a.

The Macusani Property – Located in Peru;

b.

The Roco Honda Property – Located in New Mexico, USA;

c.

The Church Rock Property – Located in New Mexico, USA;

d.

The Comstock Property – Located in British Columbia, Canada;

e.

The Athabasca Basin Property – Located in Alberta and Saskatchewan, Canada

f.

The Duddridge Lake Property – Located in Saskatchewan, Canada

g.

The Dieter Lake Property – Located in Quebec, Canada

h.

The Chord Property – Located in Located in South Dakota, USA

i.

The Patterson Lake Property – Located in Saskatchewan, Canada

j.

The Waterbury Lake Property – Located in Saskatchewan, Canada

k.

The Wyoming Property – Located in Wyoming, USA

The Company’s executive office is located at:

 Suite 810 – 1708 Dolphin Avenue, Kelowna, B.C. Canada V1Y 9S4

 Telephone: (800) 647-3303

 Facsimile: (604) 868-8493

 e-mail: Bob@rdcapital.com

The contact person is:

  Mr. Robert Hemmerling, Corporate Secretary

The Issuer’s registered office is located at:

 700 – 595 Howe Street, Vancouver, B.C. Canada V6C 2T5

 Telephone: (604) 687-2923

 Facsimile: (604) 687-5960

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol “STM”.

The Company has 100,000,000 no par common shares authorized. At 12/31/2003, the end of the Company's most recent fiscal year, there were 14,157,777 common shares issued and outstanding.  At 9/30/2004, there were 31,446,258 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

History and Development

The Issuer was incorporated by memorandum and articles pursuant to the Company Act (British Columbia) on April 16, 1987 under the name 325240 B.C. Ltd. On July 28, 1988, the Issuer changed its name to Achievers Media Corporation and was continued under the Canada Business corporations Act. The Issuer was extra-provincially registered in British Columbia effective September 29, 1988.  The Issuer was listed on the TSX Venture Exchange on September 26, 1989. On November 2, 1992, the TSX Venture Exchange declared the Issuer inactive. On November 6, 1992, the Issuer changed its name to The Achievers Training Group Inc. and consolidated it share capital on the basis of one new share for every five existing shares. On May 5, 1993, the Issuer was continued into British Columbia, and the British Columbia Registrar of Companies issued a Certificate of Continuation under the Company Act on June 21, 1993, at which time the Issuer changed its name to Rockwealth International Resource Corp.  On June 25, 1993, the TSX Venture Exchange removed the Issuer’s inactive designation. On August 7, 1996 the Issuer changed its name to Strathmore Resources Ltd. On September 19, 2000, the Issuer changed its name to Strathmore Minerals Corp. and consolidated its share capital on a five old for one new basis.

Financings

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2000	Private Placement (1)	160,000	$120,000
2001	Private Placements (2)	1,620,000	$414,600
2002	Private Placements (3)	550,000	$110,000
	Private Placements (4)	1,535,000	307,000
	Finder’s Fee on Mineral Property Acquisition	60,000	$13,200
2003	Private Placement (5)	2,222,229	$400,000
	Private Placement (6)	3,000,000	$750,000
	Exercise of share purchase options	454,000	$68,100
	Exercise of share purchase warrants	435,000	$108,750
	Acquisition of mineral property (7)	100,000	$56,000
2004 (To Date)	Private Placement(8)	4,767,444	$1,287,210
	Private Placement (9)	1,501,334	$900,800
	Private Placement (10)	3,436,167	$2,061,700
	Private Placement (11)	2,857,143	$2,000,000

(1)

The Company sold 160,000 (post-consolidated) shares to insiders raising $120,000;

(2)

In September 2001, Strathmore issued 1,620,000 units, 1,300,000 at $0.25 and 320,000 at $0.28 per unit.  Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder to acquire one additional common share at $0.30 for the $0.25 private placement and $0.38 for the $0.28 private placement until 1/31/03.

(3)

In February 2002, Strathmore issued 550,000 shares at $0.20 per share.

(4)

In June 2002, Strathmore issued 1,535,000 units at $0.20 per unit. Each unit consists of one common share and share purchase warrant. Each warrant entitled the holder to acquire one additional common share at $0.25 until 6/3/04.

(5)

In November 2003, Strathmore issued 2,222,220 units at $0.18 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder to acquire one additional common share at $0.25 until 11/24/05.

(6)

In December 2003, Strathmore issued 3,000,000 units at a price of $0.25 per unit. Comprised of 400,000 flow-through units and 2,600,00 non-flow-through units for total proceeds of $750,000. Each unit consisted of one flow-through or non-flow-through common share and one share purchase warrant.  Each share purchase warrant is exercisable into an additional common share at $0.35 per share until 12/17/05.

(7)

During fiscal 2003, Strathmore amended the terms of a lease agreement for the Chord property located in South Dakota, USA. Consideration of 100,000 shares valued at $56,000 was issued as per the terms of the amendment.

(8)

In January 2004, Strathmore issued 4,767,444 units at $0.27 per unit. Each unit consisted of one common share and one share purchase warrant for total proceeds of $1,287,210.  Each warrant entitles the holder to acquire one additional common share at $0.36 per share.

(9)

In February 2004, Strathmore issued 1,501,334 units at $0.60 per unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at $0.76 per share expiring 2/23/06.

(10)

In April 2004, Strathmore issued 3,436,167 units at $0.60 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for $0.76 until April 16, 2006.

(11)

In September 2004, Strathmore sold 2,857,143 common shares at a price of $0.76 per share.

______________________________________________________________________________

Capital Expenditures

2000: $49,000

2001: $103,000

2002: $39,000

2003: $42,000

2004: YTD the Issuer has spent $848,188

Plan Of Operations

Source of Funds for Fiscal 2004

Strathmore’s primary source of funds since incorporation has been through the issuance of equity.  Currently Strathmore does not have operating revenues, and anticipates generating no revenue during the next year.  As of 12/31/2003, Strathmore had working capital of $1,029,867. Since then: the Issuer sold 12,562,088 units in four private placements, raising $6,249,710.

Use of Funds for Fiscal 2004

During Fiscal 2004, Strathmore estimates that it might expend $1,066,000 on general/administrative expenses.  During Fiscal 2004, Strathmore estimates that it might expend $1,500,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Strathmore has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Since 1993 Strathmore has been exploring properties with a primary emphasis on the search for economic deposits of uranium.

There are no known proven reserves of minerals on Strathmore’s properties.  Strathmore does not have any commercially producing mines or sites, nor is Strathmore in the process of developing any commercial mines or sites.  Strathmore has not reported any revenue from operations since incorporation.  As such, Strathmore is defined as an “exploration-stage company”.

United States vs. Foreign Sales/Assets

During Fiscal 2003/2002/2001, Strathmore generated no sales revenue.

At 12/31/2003 $171,116 of Strathmore’s assets were located in the United States; $1,096,066 were located in Canada and $23,561 were located in Peru.

At 12/31/2002 $108,648 were located in the United States and $27,317 were located in Canada.

4.C. Organization Structure

Strathmore was incorporated by memorandum and articles pursuant to the Company Act (British Columbia) on April 16, 1987 under the name 325240 B.C. Ltd. On July 28, 1988, the Company changed its name to Achievers Media Corporation and was continued under the Canada Business Corporations Act by filing Articles of Continuance with the Director, Consumer and Corporate Corporations Act by filing Articles of Continuance with the Director, Consumer and Corporate Affairs, Canada.  Strathmore was extra-provincially registered in British Columbia effective September 29, 1988.  Strathmore was listed on the Exchange on September 26, 1989. On November 6, 1992, Strathmore changed its name to The Achievers Training Group Inc. and consolidated its share capital on the basis of one new share for every five existing shares.  On May 5, 1993, Strathmore was continued into British Columbia, and the British Columbia Registrar of Companies issued a Certificate of Continuation under the Company Act on June 21, 1993, at which time Strathmore changed its name to Rockwealth International Resource Corp.  On June 25, 1993, the Exchange removed the Strathmore’s inactive designation.  On August 7, 1996 Strathmore changed its name to Strathmore Resources Ltd. On September 19, 2000, Strathmore changed its name to Strathmore Minerals Corp. and consolidated its share capital on a five old for one new basis.

Strathmore has one wholly owned subsidiary, Strathmore Resources (US) Ltd., incorporated in the state of Nevada.

4.D.  Property, Plant and Equipment

Strathmore’s executive offices are located in rented premises of approximately 600, sq. ft. at Suite 810 – 1708 Dolphin Ave., Kelowna, British Columbia Canada V1Y 9S4.  The Company began occupying these facilities in April 2002.  Monthly rent is $1,106.26

1. The Athabaska Property

The Athabaska Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Athabaska Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Issuer acquired an option to acquire a 100% interest in this property by paying $7,500 and incurring additional costs of $34,902. To earn its interest, Strathmore must also issue 200,000 common shares in stages to June 8, 2055. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on any diamond production that occurs on the property.

Location, Infrastructure and Climate

The Athabasca Property is located about 100 km northeast of Fort McKay, Alberta, Canada. The property covers approximately 600,000 acres within the western part the Athabasca Basin. Access is either by road during winter months or by float plane during the summer.  About 30 km east of the property is the northern termination of highway 955 in Saskatchewan.  The property consists of more than 33 Metallic and Industrial Minerals Permits, Permit Applications and Bids, encompassing approximately 600,000 acres.

The climate of the area ranges from below –40°C during winter months, to as high as 30°C during the summer.  Lake freeze-up in the area is usually in early October and ice break-up commonly occurs in mid to late May.

History and Previous Work

The Athabasca Basin, which encompasses about 100,000 square kilometres, hosts the largest and highest grade uranium deposits in the world and currently produces about one third of the world’s uranium (UEX, 2003).  Ongoing exploration within this region by UEM Inc. (an unrelated Canadian company which is controlled by Cameco, Inc, an unrelated public company), has resulted in the discovery of significant concentrations of uranium, including 21% U3O8 across 5 m in drill hole MR-39 (AGS, 2003).

The only recent work which has been done on this property is that which has been done by Strathmore, as described below, which includes general exploration work accomplished by two geologists, one technician and one assistant.

2004 Activities

Strathmore plans to engage in exploration activity on the Athabasca Property during calendar 2004.

2. The Chord Property

The chord Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Chord Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore acquired the Chord Property from Platoro West LLC, an unaffiliated private company, in 1998. Platoro West was paid $12,000 upon signing the sales agreement with Strathmore and has received annual payments of US$10,000 per year since that time. The sales agreement was amended in 2003 to allow payment of 50,000 common shares of Strathmore stock in lieu of the cash payment. In return for amending the agreement, the Company issued 100,000 shares valued at $56,000. A 2% gross royalty is retained by Platoro West, LLC and is removed after Platoro West LLC has received $1.1 million from Strathmore.

Location

The Chord property is located at the southern end of the Black Hills of South Dakota. The property is located in Fall River County.

Accessibility

The property is accessible year round by paved roads.

History and Previous Work

Exploration and evaluation work has been performed in the past by a number of private companies; however, none of this work has been documented.

2004 Activities

Strathmore plans to acquire and review all available information on the Chord Property. The Issuer also plans to acquire additional public and private land adjacent to the property. The budget for this work is as follows:

Activity	Budgeted Cost

Annual property payment	$10,000
Acquire additional land	$20,000
Acquire property data	$10,000
Annual holding cost of land	$4,960
Compile mineralization reports	$5,000
Digitize information	$5,000
Miscellaneous Costs	$5,040
Total Budgeted Cost	$60,000

3. The Comstock Property

Yukon
N.W.T
ALBERTA
N
Prince Rupert
Prince George
Williams Lake
Kamloops
Vancouver
Nelson
Comstock Property
STRATHMORE MINERALS CORP.
Fig. 1: Property Map
2004.03

The Comstock Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Comstock Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals Corp. purchased the property on November 25, 2003 from Jeffery Reeder, an unaffiliated party, for 300,000 common shares paid in three equal installments over 24 months. The final installment is due by November 25, 2005.

Location

The property consists of three mineral claims totaling approximately 300 hectares. It is located at about 2103 meters elevation on the divide between Fennell and Silverton creeks. The town of Silverton is about 11½ kilometers to the northwest.

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by gravel road.  Silverton and New Denver, both small towns, have adequate supplies and lodging for field crews.

The climate of the area ranges from below –20°C during winter months to more than 30°C during the summer. Heavy snowfalls are common during winter months.

History and Previous Work

History and Previous Work

The earliest recorded work was in 1898 and continued intermittently until 1920. Early workings consisted of nine adits totaling 853 meters length. A mill was constructed in the late 1890's but was used for only two months. No further work was recorded until 1970. Work in 1970 was conducted by R.H. Murphy and partners and included a small shipment of dump material to the smelter at Trail, B.C.  Further work was done in 1972 and 1973. In 1976, H.S. Murphy and R.H. Murphy conducted a geochemical survey, trenching and one 25-metre drill hole. In 1988, Dragoon Resources Ltd. custom smelted ore at a mill in Ainsworth, B.C.

According to the British Columbia Minfile database, the Comstock property is currently host to a resource of 45,355 tonnes grading 1199.8 g/t silver, 6 per cent lead and 10 per cent zinc.  Dragoon Resources processed 455 tonnes of ore and recovered 1,687,774 grams silver, 12,387 grams gold, 217,634 kilograms lead and 126,657 kilograms zinc.  The resource figures are considered historic in nature, and should not be relied on.

Planned Work Program by Strathmore Minerals

The Issuer plans to compile and review all available historic exploration data.  In addition, a field program consisting of detailed geologic mapping of the mined areas, adits and drifts is planned to be completed.  As the known mineralization is associated with quartz veining and graphic shears along the contact of a biotite lamprophre and quartz monzonite, a ground geophysical survey that includes magnetics and VLF survey is also planned.  A budget of $25,061.27, as described below, is planned.

Proposed Budget, Comstock Ag-Zn-Pb Property
Includes Data Compliation, VLF, Magnetics and Geological Mapping
Description		Amount		Rate	SubTotal	Total
Personnel
Project Manager	Field	3.00	days @	$ 450.00	$ 1,350.00
	Mob/Demob	2.00	days @	$ 450.00	$ 900.00
Geologist 1	Field	7.00	days @	$ 415.00	$ 2,905.00
	Mob/Demob	2.00	days @	$ 415.00	$ 830.00
	Compilation	4.00	days @	$ 415.00	$ 1,660.00
Geologist 2	Field	7.00	days @	$ 330.00	$ 2,310.00
	Mob/Demob	2.00	days @	$ 330.00	$ 660.00

						$ 10,615.00
Field Costs
Meals/Groceries		27.00	man-days @	$ 50.00	$ 1,350.00
Hotel - 2 beds		7.00		$ 80.00	$ 560.00
Hotel - 1 bed		3.00		$ 60.00	$ 180.00
						$ 2,090.00
Analyses
Rock Samples
Frieght Charges					$ 100.00
ICP analyses		20	@	$ 30.50	$ 610.00
Rock Sample Preparation		20	@	$ 4.75	$ 95.00
						$ 805.00
Equipment Rentals
Magnetometers	Walking Unit	0	days @	$ 65.00	$ -
	Base Station	0	days @	$ 65.00	$ -
Magnetometers	2-units	7	days @	$ 135.00	$ 945.00
VLF	2-units	7	days @	$ 135.00	$ 945.00
						$ 1,890.00
Transportation
Truck Rental (4x4)	(2 vehicles)	2000.00	km @	$ 0.45	$ 900.00
Truck Rental (4x4)	(2 vehicles)	1750.00	km @	$ 0.45	$ 787.50
Quad Rental	1 Quad and Trailer	9.00	day @	$ 125.00	$ 1,125.00
						$ 2,812.50
Other Office
Maps and Reports					$ 3,000.00
Reproductions and Other					$ 50.00
Toll and Fax Charges					$ 30.00
						$ 3,080.00
					(Contingency, 10%):	$ 2,129.25
					SubTotal:	$ 23,421.75
					GST:	$ 1,639.52
					Total:	$ 25,061.27

4. The Dieter Lake Property

The Dieter Lake Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Dieter Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals purchased the property for five hundred thousand shares of common stock of the Issuer. Two hundred thousand shares were payable upon regulatory acceptance, to Jeffery Reeder and Jody Dahrouge, an unaffiliated party, and an additional three hundred thousand are payable if a resource of 55 million pounds of U3O8 is defined. (To date, a resource has not been defined.)

Location

The Dieter Lake Property encompasses approximately 8,000 hectares in north central Quebec. The property is located about 150 km north of Hydro-Quebec Reservoir LG-4.

Accessibility, Climate, Infrastructure and Physiography

The Property is accessible by helicopter or fixed-wing aircraft only.

At present there are no facilities or infrastructure on the Dieter Lake Property site.  Accommodations are available at Mirage Outfitters, which is located about 10 km east of the Hydro-Quebec Resevoir LG-4.  The Outfitters is an approximately 1.5 hour helicopter flight from the property.  Mirage provides all of the necessary supplies and services, including power, water and food.

The climate of the area ranges, reaching temperatures as low as –30°C and as high as 30°C.  Lake freezing in the area is usually in early October and ice break-up commonly occurs in mid to late May.

History and Previous Work

The majority of previous exploration occurred in the late 1970’s and early 1980’s by Uranerz Exploration and Mining Ltd., an unrelated private mining exploration company. The work included geological mapping, rock, soil and silt sampling programs, and geochemical surveys. Past exploration included airborne and ground geophysical surveys, geochemical surveys and diamond drilling.

Planned Work by the Issuer

The Issuer is planning a 30-day exploration program to take place during Fiscal 2005. The budget for this program is $63,670.75 as disclosed below:

Proposed Budget, Dieter Lake Property, Quebec
Includes Data Compilation and Field Work

Description		Amount		Rate	SubTotal	Total

Personnel
Geologist 1	Field	5.00	days @	$ 525.00	$ 2,625.00
	Mob/Demob	4.00	days @	$ 525.00	$ 2,100.00
Geologist 2	Field	5.00	days @	$ 320.00	$ 1,600.00
	Plan/Prep - Field Work	5.00	days @	$ 320.00	$ 1,600.00
	Mob/Demob	4.00	days @	$ 320.00	$ 1,280.00
Assistant	Field	5.00	days @	$ 280.00	$ 1,400.00
	Plan/Prep - Field Work	2.00	days @	$ 280.00	$ 560.00
	Mob/Demob	4.00	days @	$ 280.00	$ 1,120.00
Assistant	Field	5.00	days @	$ 260.00	$ 1,300.00
	Mob/Demob	4.00	days @	$ 260.00	$ 1,040.00
						$ 14,625.00

Field Costs

Room and Board - Mirage	(Includes Pilot)	25.00	man-days @	$160.00	$ 4,000.00
Meals - Mirage		25.00	man-days @	$20.00	$ 500.00

Accomodations	Mob/Demob	4.00	man-days @	$75.00	$ 300.00
Meals	Mob/Demob	4.00	man-days @	$40.00	$ 160.00
Disposable Supplies					$ 500.00
Satellite Telephone	Daily	9.00	days @	$ 25.00	$ 225.00
Satellite Telephone	Air-Time	30.00	minutes @	$ 2.00	$ 60.00
						$ 5,745.00

Analyses
Bulk Sample (for mineral processing)
Frieght Charges					$ 250.00
Mineral Processing *	Lakefield Laboratories Ltd.				$ -
Rock Samples
Frieght Charges					$ 250.00
ICP analyses		50	@	$ 30.50	$ 1,525.00
Rock Sample Preparation		50	@	$ 4.75	$ 237.50
						$ 2,012.50

Equipment Rentals

Scintillometer	2 units	22	unit-days@	$ 135.00	$ 2,970.00
Radios	4 unts	22	unit-days@	$ 40.00	$ 880.00
						$ 3,850.00
Transportation
Air Fare	(Edm-Mntrl)	4.00	tickets@	$ 800.00	$ 3,200.00

Cab Fares and Other					$ 250.00
Helicopter Rental	(Bell 206)	28.00	hours @	$ 1,000.00	$ 28,000.00
Helicopter Fuel		28.00	hours @	$ 100.00	$ 2,800.00

						$ 31,050.00

Other Office
Maps and Reports	$ 400.00
Reproductions and Other	$ 100.00
Toll and Fax Charges	$ 100.00
$ 600.00

	(Contingency, 10%):	$ 5,788.25

	SubTotal:	$ 63,670.75
	GST:	$ 4,456.95
	Total:	$ 68,127.70

* Note: costs for mineral processing of a bulk sample are not included, but are anticipated at between $10,000 to $20,000.

5. The Duddridge Lake Property

The Duddridge Lake Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Duddridge Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Duddridge Lake Property
SASKATCHEWAN
55°42'13.8"
106°06'22.8"
55°41'15.2"
106°01'55.9"
Needle
Rapids
Island
55°40'
Webb
Lake
Hodgson
Lake
Walsh
Lake
N
Andrew
Lake
Duddridge Lake
Uranium Deposit
Duddridge
Lake
King
Lake
55°35'
Nolan
Lake
5km
Smith-Jones
Poulin L.
55°32'10.5"
106°13'15.4"
Beeds
Lake
Torkelson
Lake
55°31'12.2"
106°08'49.5"
106°15'
106°10'
Birnie
Lake
STRATHMORE MINERALS CORP.
DAHROUGE GEOLOGICAL CONSULTING LTD.
Fig. 1: Property Map

Acquisition of Interest

Strathmore Minerals acquired the Duddridge Lake Property, by staking on January 14, 2004. A finder’s fee in the amount of 200,000 common shares of Strathmore Minerals is payable to Jeffery Reeder and Jody Dahrouge, an unaffiliated party, for identifying this area.

Location

The property encompasses 10,000 hectares, located on the eastern side of the Wollaston Domain in northern Saskatchewan, approximately 77 km west-northwest of the town of La Ronge.

Accessibility, Climate, Infrastructure

La Ronge is accessible from Prince Albert north along Highway 2.  Prior to reaching La Ronge, a secondary, all-weather road (165) branches northwest off Highway 2 to Besnard Lake and leads to a 16 km winter road that accesses Duddridge Lake. The property is also accessible by helicopter or fixed wing aircraft year round.

At present there are no facilities or infrastructure at the Duddridge Lake site.  Power exists at Pinehouse Lake, a community about 23 km west of the Duddridge Lake Property.  The majority of supplies and services may be available from La Ronge.

Within the area temperatures range from as low as –30°C, to as high as 30°C.  Within the area lakes usually freeze-up in early October, while ice break-up commonly occurs in mid- to late-May.

History and Previous Work

The Duddridge Lake area was initially included in a regional reconnaissance-mapping project conducted by the Geological Survey of Canada in 1950. In 1965, the Saskatchewan Department of Mineral Resources included the area in a three year 1:63,360 mapping project.

The area has been a target of uranium exploration since 1969, following an airborne radiometric and magnetic survey by Geo-X Surveys Ltd. The survey identified thirteen areas of anomalous radioactivity in the Duddridge Lake and Sandfly Lake areas. In 1970, Strato Geological Ltd. completed various geochemical sampling programs, a ground magnetometer survey, and a radiometric survey to test the identified anomalies at the southeast end of Sandfly Lake.

In 1974, Thor Explorations continued exploration in the Duddridge Lake area, which led to the discovery of uranium and copper mineralized boulders in the form of an approximately 1300 meter long, northeast trending boulder train along the west side of Duddridge Lake. Subsequent diamond drilling beneath the boulder train identified a stratabound sequence of Aphebian aged carbonaceous meta-sediments of the Myers Lake Group. Exploration determined that the uranium mineralization appears to be associated with zones of carbonaceous arkose that trend northeasterly and dip steeply to the west. A grid was established and used to complete an IP survey and limited hand trenching.

Planned Work Program by Strathmore Minerals

Prior to commencing fieldwork, management of the Issuer intends to obtain all previous exploration work done by Noranda, an unrelated private company, and not presently available through Saskatchewan assessment files should be obtained, including results for the 1976 drill holes (D-33 to 38-76) at the south end of the boulder field. Management fells that the three previously completed diamond drill holes (including T-8, 9, and 10-81) from the 1981 drilling and the 1994 drill holes should be re-logged.

A field program will be considered by management once the Noranda reports are obtained and former drill core re-logged. In combination with the acquisition of Noranda data north of Ivi Lake, a lithogeochemical survey is planned to trace the source of mineralized boulders. Management believes that additional basal till sampling should confirm the 1980 data and verify present anomalies. Management intends that the exploration program will include a geophysical survey to trace carbonaceous zones within the meta-sandstone.  The proposed 2004 exploration totals $46,047.18, as outlined below.

Appendix 1: Proposed Budget, Duddridge Lake Property
Includes Grid Rehabilitation, Scintillometer Survey and Prospecting

Description		Amount		Rate	SubTotal	Total
Personnel
Geologist 1	Field	14.00	days @	$ 450.00	$ 6,300.00
	Mob/Demob	2.00	days @	$ 450.00	$ 900.00
Geologist 2	Field	14.00	days @	$ 320.00	$ 4,480.00
	Mob/Demob	2.00	days @	$ 320.00	$ 640.00
Assistant	Preparation	3.00	days @	$ 280.00	$ 840.00
	Mob/Demob	2.00	days @	$ 280.00	$ 560.00
	Field	14.00	days @	$ 280.00	$ 3,920.00
Assistant	Mob/Demob	2.00	days @	$ 260.00	$ 520.00
	Field	14.00	days @	$ 260.00	$ 3,640.00
						$ 21,800.00
Field Costs

Meals/Groceries		64.00	man-days @	$ 45.00	$ 2,880.00
Daily Site Fee	(Besnard Lake Rec Site)	16.00	days @	$ 20.00	$ 320.00
Park Permit (annual)	(Besnard Lake Rec Site)				$ 50.00
Disposable Supplies	(flagging, sample bags etc.)				$ 500.00
Equipment Rental	(tents, lanterns etc.)	16.00	days @	$ 100.00	$ 1,600.00
Satellite Telephone		16.00	days @	$ 25.00	$ 400.00
						$ 5,750.00
Analyses
Rock Samples
Frieght Charges					$ 250.00
ICP analyses		50	@	$ 30.50	$ 1,525.00
Rock Sample Preparation		50	@	$ 4.75	$ 237.50
						$ 2,012.50
Equipment Rentals

Scintillometer	2-units	14	days @	$ 135.00	$ 1,890.00
						$ 1,890.00

Transportation
Fuel					$ 1,000.00
Helicopter Rental	(Bell 206)	0.00	hours @	$ 1,000.00	$ -
Helicopter Fuel		0.00	hours @	$ 100.00	$ -
Truck Rental (4x4)	(2 vehicles)	17.00	days @	$ 75.00	$ 1,275.00
Truck Rental (4x4)	(2 vehicles)	17.00	days @	$ 75.00	$ 1,275.00
Quad Rental	1 Quad	16.00	days @	$ 115.00	$ 1,840.00
Quad Rental	1 Quad and Trailer	16.00	days @	$ 125.00	$ 2,000.00
						$ 7,390.00
Other Office
Maps and Reports					$ 200.00
Reproductions and Other					$ 50.00
Toll and Fax Charges					$ 30.00
						$ 280.00
					(Contingency, 10%):	$ 3,912.25

					SubTotal:	$ 43,034.75
					GST:	$ 3,012.43
					Total:	$ 46,047.18

Contingent upon geophysics and litho geochemistry results from the exploration program, a winter drilling program is recommended by management involving four diamond drill holes. Two drill holes are planned to test beneath the geophysical and/or lithogeochemical anomalies and two holes below Sections 116 and 118N are planned to test the potential northern extension of known mineralization.

6. The Churchrock Property – New Mexico

The Churchrock Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Churchrock Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals acquired the property from David Miller, a consulting geologist to Strathmore, through his contacts with Rio Algom Corporation, an unrelated public company.  Mr. Miller will receive 150,000 shares of stock of Strathmore as a finder’s fee and Rio Algom was paid $37,500.

Location

The Chruchrock property is located in the Churchrock District of the Grants Uranium Mineral Belt.  The property is located northeast of the town of Gallup in McKinley County, New Mexico. It covers approximately 640 acres of Federal minerals land and consists of 36 unpatented mining claims, which were originally staked on October 6, 1965. Access to the property is excellent with nearby paved roads and year round access.

GEOLOGY AND URANIUM MINERALIZATION

Uranium deposits are located within the Westwater Canyon Member of the Morrison Formation of Jurassic age.  Uranium mineralization occurs as north - northwest facing solution fronts and roll fronts.  There are six mineralized sandstone units in the Westwater in Section 4 - 1616.  All units contain ore grade material.  The "C" and "F" sandstone units, middle and basal, contain 70% of the, drill indicated, resources. Actual surface of Section 4 - 1616 is on a dip slope of approximately 8 to 10 degrees to north. Slope is gentle enough so that leach fields can be laid out with only minor problems.

HISTORY

The property has been continuously held since 1965.  Kerr McGee Corporation, an unrelated public company, controlled the property until the late 1980’s.  Rio Algom, an unrelated public company, purchased the property at that time and maintained the property until acquired by Strathmore.  Kerr McGee performed nearly all of the past drilling on the property.  Strathmore currently has the entire exploratory drilling database under evaluation.

Proposed Work by Strathmore

Strathmore is in the process of reviewing all of the available information in its possession on the Churchrock Property.  Management has retained a qualified person to complete a 43-101 document in Canada. (A 43-101 document in Canada is a document prepared by an independent and qualified person which adheres to prescribed mineral property reporting standards in Canada.  Strathmore is also currently digitizing all available factual information, which it has in its possession, pertaining to the property.  Management also plans to recalculate reserves according to ISL standards used by Mr. Miller in active ISL situations.

The following is the Company’s budget for this work:

2005 Budget

Annual Holding Cost:

36 x 200=

$7,200

43-101

$5,000

Digitize all factual information:

$15,000

New Reserve Calculations:

$20,000

43-101 review of new reserve:

$5,000

Misc cost:

$7,800

Total 2005 Budget:

$60,000

7. The Macusani Property (Peru)

The Macusani Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Macusani Property stemmed from earlier exploration work, as described below, that was done in the area.

77 W
73 W
69 W
Columbia
Ecuador
4 S
Peru
Cajamarca
Brazil
8 S
Lima
12 S
Huancavelica
Cusco
Pisco
MACUSANI URANUIM
PROJECT
16 S
Arequipa
Bolivia
Chile
STRATHMORE MINERALS CORP.
JR
2004-08

Fig. 1: Property Map

Acquisition of Interest

Up to 2002, the Issuer through its 100% wholly owned Peruvian subsidiary Minera Peruran S.A. owned several concessions totaling 4200 hectares. However, in order to reduce holding costs the Issuer allowed the concessions to lapse. In March of 2003 and January 2004 the Issuer re-acquired four concessions totaling 2400 hectares. These properties are currently held in trust by Strathmore's legal consul Alfonso Alvarez Calderon and will be transferred to Minera Peruran in late 2004.

Location

The Macusani Property is located in south-central Peru, within the Puno district of Carabaya Province

Accessibility, Climate, Infrastructure and Physiography

The property is approximately 650 kilometers southeast of Lima and accessible by gravel roads from either Cusco or Juliaca.  The concessions are located in the heart of the 250 square-kilometer Macusani district.  The small village of Macusani is 50 kilometers to the southeast of the property, where adequate lodging and supplies are available. The trip from Macusani to the property takes approximately 2 hours.

History and Previous Work

The geology of the district is uraniferous (a uranium bearing variety of graphite) volcanic area deposited during the Tertiary period by thick outflows of tuffs and ignimbrites. The region was explored from August to October 1982 by a joint project of the Instituto Peruviano de Energia Nuclear (IPEN) and the IAEA.  A prospective area east of the village of Chapi was located and followed up by a radiometric survey (the process of determining the age of rocks from the decay of their radioactive elements) in 1984 and an emanometric survey (measuring uranium content) in 1986.  The area was later trenched in 1987.  Guido Arroyo, a geologist, carried out the work.

Strathmore employed Guido Arroyo as chief geologist and assisted in the staking of several concessions in the Macusani district in 1997 and 1998.  Mr. Arroyo carried surface mapping and access roads to the main uraniferous areas.  Strathmore contracted several locals to mine several hundred tones of Autunite ore (high grade uranium ore commonly referred as "yellowcake").  The ore was placed in sealed 55-gallon cylinders and is currently stored in a warehouse in the town of Macusani.

Planned Work Program by Strathmore Minerals

Exploration planned by the Issuer will consist both of geological mapping and radiometric surveys.  Every outcrop mapped will also be accompanied with a uranium value from the scintillometer. A scintillometer measures ionizing radiation. The sensor is a crystal that fluoresces when ionizing radiation hits it. The proposed work will cost $20,000, as disclosed below:

Proposed Budget, Macusani Property
Scintillometer Survey and Prospecting

Description		Amount		Rate	SubTotal	Total

Personnel
Project Geologist	Field	15.00	days @	$ 260.00	$ 3,900.00
	Mob/Demob	2.00	days @	$ 260.00	$ 520.00
Geologist	Field Maps	5.00	days @	$ 260.00	$ 1,300.00
	Data, Report Writing	3.00	days @	$ 260.00	$ 780.00
Choffer	Field	15.00	days @	$ 60.00	$ 900.00
	Mob/Demob	4.00	days @	$ 60.00	$ 240.00
3 Field Assisstants	Field	15.00	days @	$ 30.00	$ 450.00
	Mob/Demob	2.00	days @	$ 30.00	$ 60.00

						$ 8,150.00

Field Costs

Meals/Groceries - Hotel		19.00	days @	$ 100.00	$ 1,900.00
Disposable Supplies	(flagging, sample bags etc.)				$ 500.00
Equipment Rental	(tents, lanterns etc.)	19.00	days @	$ 50.00	$ 950.00
Gas					$ 1,000.00
Truck Rental		19.00	days @	$ 100.00	$ 1,900.00
						$ 6,250.00

Analyses
Rock Samples
Frieght Charges					$ 250.00
ICP analyses		50	@	$ 30.50	$ 1,525.00
Rock Sample Preparation		50	@	$ 4.75	$ 237.50
						$ 2,012.50

Other Office
Maps and Reports					$ 500.00
Reproductions and Other					$ 50.00
Toll and Fax Charges					$ 30.00
						$ 580.00

					(Contingency, 10%):	$ 1,699.25

					SubTotal:	$ 18,691.75
					GST:	$ 1,308.42
					Total:	$ 20,000.17

8. Waterbury Lake Property

The Waterbury Lake Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Waterbury Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals acquired the Waterbury Lake Property through staking during March and April 2004.

Location

The Waterbury Lake Property is about 700 km due north of Saskatoon, Saskatchewan and about 450 km by road, from LaRonge, Saskatchewan.

Accessibility, Climate, Infrastructure and Physiography

Points North Landing, located immediately southeast of the property, is accessible either by aircraft or by secondary roads 102 and 905 from La Ronge.  Access is either by aircraft or via the Athabasca Seasonal Road, which extends northwest from Points North Landing to the community of Stony Rapids. The road is maintained during the winter and is of marginal quality in the summer.

At present, there are no facilities or infrastructure on the Waterbury Lake Property; however, accommodations and groceries are available at Points North Landing.  The majority of supplies and services are derived from La Ronge.

The property is centered on Henday Lake and includes Waterbury Lake to the south, Murphy Lake to the west and McMahon Lakes to the east.  Temperature extremes are highly variable, with lows of –50°C in the winter and highs of 30°C or more in the summer.  The lakes usually freeze-up in early October, while ice break-up commonly occurs in mid to late May.

History and Previous Work

The Waterbury Lake and Keefe-Henday Lakes area has a documented history of over 30 years.  In 1969, King Resources Company, an unaffiliated private company, conducted an extensive exploration program in the Waterbury Lake area.  McPhar Geophysics completed an airborne radiometric, magnetic and EM survey for King Resources. Geoterrex Logistics interpreted the obtained aeromagnetic data and Bondar-Clegg Labs conducted a hydrogeochemical survey.  King Resources compiled exploration reports in 1969 and 1970.

Asamera Oil Corp., an unaffiliated public company, obtained claims in this area during the mid-1970s. Kenting Exploration Services conducted a regional radiometric and magnetic survey, which included the area owned by Asamera.  In 1977, Questor completed and interpreted an airborne EM (input) and magnetic survey.  Additional ground VLF-EM, magnetic, alphametric and radon surveys were completed in 1978, along with the production of a report and maps.  Asamera continued exploration with mapping and sampling programs in the 1980’s.  A small drill program was completed during 1980; as well as, a summary report in 1981 and geophysical interpretations in 1982.

Cogema, an unrelated private company, acquired claims in the Waterbury Lake and Henday Lake areas in the late-1980s.  An extensive exploration program involving geological mapping, sampling, drilling and geophysical programs, including airborne EM, magnetic, ground VLF-EM, and gravity surveys was carried out.  Cogema produced summary reports in 1989, 1990 and 1991.

Following work done by Cogema, Cameco, an unrelated public company, acquired properties in the Waterbury Lake and McMahon Lakes areas.  Cameco completed geological mapping and sampling programs. Continued geophysical data was collected, including ground TDEM, magnetic, gravity and IP surveys.  Cameco conducted drilling programs in and around the Waterbury Lake area throughout the 1990s.

Planned Work Program by Strathmore Minerals

An initial plan by management for these recently staked claims involves the compilation of all available data from previous exploration.  Management estimates the cost of this work to be about $33,000.  Following the compilation of all existing data, a MEGATEM geophysical survey, estimated to cost approximately $112,000, is proposed by management, for of the property. The exploration work is outlined in the following budget which was prepared by management:

Appendix 1: Proposed Budget, Waterbury Lake Property, Saskatchewan
Includes Data Compilation and Reporting

Description		Amount		Rate	SubTotal	Total

Personnel
Geologist 1	Edits to Report	5.00	days @	$ 525.00	$ 2,625.00
Geologist 2	Data Compilation	30.00	days @	$ 320.00	$ 9,600.00
	Technical Report	10.00	days @	$ 320.00	$ 3,200.00
Assistant	Data Compilation	30.00	days @	$ 280.00	$ 8,400.00
Technician 1	Drafting	4.00	days @	$ 425.00	$ 1,700.00
$ 25,525.00

Field Costs

$ -

Analyses

$ -

Equipment Rentals

$ -

Drilling	n/a

$ -

Subcontractors	n/a

$ -

Transportation

$ -

Other Office
Digital Data, Other					$ 1,000.00
Maps and Reports					$ 1,500.00
Reproductions and Other					$ 100.00
Toll and Fax Charges					$ 20.00
$ 2,620.00

					(Contingency, 10%):	$ 2,814.50

					SubTotal:	$ 30,959.50
					GST:	$ 2,167.17
					Total:	$ 33,126.67

9. Wyoming Property – Cedar Rim Claims

The Cedar Rim Claims are without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Cedar Rim Claims stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest:

Strathmore Minerals acquired the Cedar Rim property from David Miller. Mr. Miller will receive 50,000 shares of stock.

Location:

Cedar Rim property is located in eastern Fremont County.   Good, paved roads, service the area, dirt/gravel roads provide local access.  The property consists of unpatented lode mining claims located in Fremont County, Wyoming.

Accessibility, Climate, Infrastructure and Physiography:

History and Previous Work:

This property was originally discovered by Exxon Minerals in the 1970’s. Historical exploration and evaluation work was performed by a number of companies.  The most work was done in the 1970’s by Exxon and in the 1980’s by Pathfinder (COGEMA).

Planned Work Program by Strathmore Minerals:

Management intends to acquire and review all available information on the Cedar Rim Claims. They also plan to acquire some additional public land to complete this land package. The budget for this work is as follows for 2005:

Type of Expense	Amount

Acquire additional data	$10,000
Acquire additional land	$10,000
Annual holding cost	$6,200
Prepare report	$5,000
Digitize all factual information	$15,000
New reserve calculations	$10,000
Miscellaneous additional costs	$13,600

Total 2005 Budget	$70,000

10. The Patterson Lake Property

The Patterson Lake Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Patterson Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of an Interest

Strathmore Minerals acquired the Patterson Lake Property through staking during the later part of June 2004.

Location

The Patterson Lake Property is located about 150 km north of the town of La Loche, Saskatchewan and comprises 3 claims totaling 10,000 hectares.  The claims encompass an area proximal to Cluff Lake Mine Road 955 from about 1¼ km south of Broach Lake to about 2 km south of the Douglas River-Road intersection.

Accessibility, Climate and Infrastructure

The property can be accessed year round along the gravel Cluff Lake Mine Road from La Loche.  Due to the large amount of lakes and streams, helicopters or fixed-wing aircrafts provide excellent access throughout the property area.

At present there are no facilities or infrastructure on the Patterson Lake Property site. The majority of supplies and services are available in Buffalo Narrows, 100 km south of La Loche.

The climate of the area ranges from below –40°C during winter months, to as high as 30°C during the summer.  Lake freeze-up in the area is usually in early October and ice break-up commonly occurs in mid to late May.

History and Previous Work

Exploration of the area within and surrounding the Patterson Lake Property began in the late 1960’s.  Bow Valley Industries performed an airborne radiometric survey and a photo geologic evaluation in about 1969.  Taneloy Mines Ltd., an unrelated public company, also conducted work in 1969, including airborne, radiometric, geological and geochemical surveys.

In 1974, Uranerz Exploration and Mining Ltd., an unrelated public company, completed geological mapping, lake sediment sampling, and helicopter spectrometer surveys within the area.

In 1977 Saskatchewan Mining Development Corporation (SMDC, now Cameco) obtained property in the area and completed an extensive exploration program. The program included geological mapping, lake sediment sampling and overburden sampling.  Geophysics included a ground VLF-EM survey, an airborne EM (input) survey, and magnetic survey.

Imperial Oil Limited, an unrelated public company, also conducted an exploration program in 1977, which included geological mapping, lake water and sediment sampling, an airborne radiometric survey, and ground VLF-EM surveys.

During the late 1970’s and early 1980’s, Hudson Bay Exploration and Development (an unrelated public company), SMDC, and Imperial Oil continued to explore the area, individually and jointly. Exploration included geological mapping, radiometric prospecting, scintillometer surveys, limited drilling, and extensive sampling programs, including lake sediment, stream sediment, soil, overburden and till sampling.

In 1990, Amok Ltd., an unrelated public company, conducted an airborne EM and magnetic survey.

Cogema Resources Inc., part of the AREVA Group, was created with a merger of Cogema S.A. and Framatome ANP as well as several other companies in 2001, staked claims in the area and completed a variety of geophysical surveys throughout the 1990’s, including ground UTEM, TDEM, gravity, magnetic, VLF-EM, and VLF-R surveys.   A number of conductive trends were identified, and drill tested with limited success.

Planned Work Program by Strathmore Minerals

Management’s initial plan for these recently staked claims involves the compilation of all available data from past exploration. Also planned is a MEGATEM geophysical survey over the property to outline anomalies of interest at depth. The budget for this work is as follows:

Appendix 1: Proposed Budget, Patterson Lake Property, Saskatchewan
Includes Data Compilation and Reporting

Description		Amount		Rate	SubTotal	Total

Personnel
Geologist 1	Edits to Report	5.00	days @	$ 525.00	$ 2,625.00
Geologist 2	Data Compilation	30.00	days @	$ 320.00	$ 9,600.00
	Technical Report	10.00	days @	$ 320.00	$ 3,200.00
Assistant	Data Compilation	30.00	days @	$ 280.00	$ 8,400.00
Technician 1	Drafting	4.00	days @	$ 425.00	$ 1,700.00
$ 25,525.00

Field Costs

$ -

Analyses

$ -

Equipment Rentals

$ -

Drilling	n/a

$ -

Subcontractors	n/a

$ -

Transportation

$ -

Other Office
Digital Data, Other					$ 1,000.00
Maps and Reports					$ 1,500.00
Reproductions and Other					$ 100.00
Toll and Fax Charges					$ 20.00
$ 2,620.00

					(Contingency, 10%):	$ 2,814.50

					SubTotal:	$ 30,959.50
					GST:	$ 2,167.17
					Total:	$ 33,126.67

The Roca Honda Property

The Roca Honda Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Roca Honda Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals acquired the property from David Miller through his introduction to Rio Algom Corporation.  Mr. Miller will receive 150,000 shares of stock in Strathmore and Rio Algom was paid $37,500.00

LOCATION

The Roca Honda property is located in the Ambrosia Lake District of the Grants Uranium Mineral Belt.  The property is located northeast of Grants, New Mexico in McKinley County. Access to the property is excellent with nearby paved roads and year round access.

Land Position

Strathmore Minerals controls approximately 1200 acres of Federal minerals land. The land position is made up of 63 unpatented mining claims located on Section 9 and Section 10, T.13N., R.8W. Table 1 outlines the land position as contained in the records of the United States Bureau of Land Management.  The claims were originally staked June 29, 30, 1965 and have been continuously maintained.

Geology and Uranium Mineralization

Uranium deposits are located within the Westwater Canyon Member of the Morrison Formation of Jurassic age.  Mineralization is contained in humate rich pods similar to many other Ambrosia Lake ore deposits.  The area lies on the east flank and near the top of the San Mateo Dome which dips ESE into the McCarty’s syncline.  The average dip is 9 to 11 degrees running from section 9 to section 10.  Faulting and some folding occur in the sections.

History

The property has been continuously held since 1965.  Kerr McGee Corporation, an unaffiliated public company, controlled the property until the late 1980’s.  Rio Algom, an unaffiliated public company, purchased the property at that time and maintained the property until it was acquired by Strathmore.  Kerr McGee performed nearly all of the drilling on the property.  Strathmore currently has the entire database under evaluation.

Work performed by Kerr McGee Nuclear and Rio Algom includes 300+ surface drill holes totaling over 300,000 feet.

Future Plans by Strathmore

Management intends to review all available information in Strathmore’s possession on the Roca Honda Property.  The also intend to complete a 43-101 with a qualified geologist familiar with uranium mineralization in the Grants Mineral Belt.  They intend to digitize all available factual information.  The anticipated budget for this work is as follows:

2005 Budget

Annual Holding Cost:

63 x 200=

$12,600

43-101

$5,000

Digitize all factual information:

$20,000

New Reserve Calculations:

$30,000

43-101 review of new reserve:

$5,000

Misc cost:

$7,400

Total 2005 Budget:

$80,000

The Copper Mountain Property

The Copper Mountain Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Copper Mountain Property stemmed from earlier exploration work, as described below, that was done in the area.

Introduction

Strathmore Minerals acquired the Copper Mountain from David Miller at a cost of $24,000 and 200,000 shares of common stock.

Location

The Copper Mountain property is located in northern Fremont County.   Paved roads are nearby and good, year road access, dirt roads penetrate the property.

The Land Position

Strathmore Minerals controls approximately 1500 acres of Federal minerals land. The land position is made up of 77 unpatented mining claims located on Sections 27, 28, 29, 30, 33, 34, T.40N. R.92W.  Table 1 outlines land position as contained in the records of the United States Bureau of Land Management.  The claims were originally staked in the January through March, 2004 and have been continuously maintained.

Geology and Uranium Mineralization

Uranium mineralization is hosted by fault controlled zones of shattered and brecciated Precambrian basement rocks.  The Precambrian rocks are Archean in age and consist of an assemblage of metasediments, metavolcanic and volcanoclastics, granites were intruded into this setting and later basaltic dikes.

The Copper Mountain Uranium Deposit occupies a major fold-thrust fault generated during the Laramide orogeny.  Displacement of the fault has been estimated at 3 miles.  This thrusting, uplifting and collapsing sequence created the shattered and brecciated zones that are host to the uranium mineralization.

The source of the uranium was the granites themselves and the volumes of granite that were eroded away during and after the structural movements.  The Copper Mountain granite has a suggested uranium average of about 35 ppm.  Researchers have suggested up to a 75% loss of uranium from the stock during or after Laramide time.

History and Previous Work

Historical exploration and evaluation work was performed by a number of companies.  The most work was done in the 1970’s by Rocky Mountain Energy Corp., a subsidiary of Union Pacific Railroad.  Reports and records, in hand, indicate over 1800 drill holes and over 500,000 feet of drilling on or near the property.

Future Plans by Strathmore

Management plant to acquire and review all available information on the Copper Mountain Property.  They plan to acquire some additional private land to complete the land package and to digitize all available factual information. The anticipated budget for this work is as follows:

Activity	Budgeted Cost

Acquire additional data	$20,000
Acquire additional land	$20,000
Annual holding cost of land	$15,400
Compile mineralization reports	$10,000
Digitize information	$25,000
Reserve calculations	$20,000
Total Budgeted Cost	$110,400

The PRB Leases

The PRB Leases are without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the PRB Leases stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals acquired the PRB Leases from David Miller at a cost of 50,000 shares of common stock.

Location

The property consists of 5 State of Wyoming uranium mineral leases in Campbell County, Wyoming. The Powder River Basin is home to two operating and several permitted “in-situ leach” uranium mines.  Access is excellent with paved roads nearby.  Year round operations are possible.

Land Position

Strathmore controls approximately 3,200 acres of rights to explore for and mine uranium on the State of Wyoming mineral lands leased. Land position is made up of 5 uranium leases located in the Powder River Basin.  The leases were acquired on June 2, 2004 and can be renewed annually until June 1, 2014.

Geology and Uranium Mineralization

There is currently no known uranium mineralization on this property.

History and Past Work

The area has been explored by numerous companies as there is evidence of past exploratory drilling; however, the Company has no definitive information regarding this past exploration work.

Future Plans by Strathmore

Strathmore plans to acquire and review all available information on the PRB Leases. They further plan to digitize all available information and, if mineralization is found from existing date, calculate resources and/or conduct additional drilling to expand the potential. The budget for this proposed work is as follows:

Activity	Budgeted Cost

Acquire additional data	$10,000
Acquire additional land	$10,000
Annual holding cost of land	$3,200
Compile mineralization reports	$5,000
Digitize information	$5,000
Miscellaneous Costs	$6,800
Total Budgeted Cost	$40,000

Northeast Wyoming State Leases

The Wyoming State Leases are without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Wyoming State Leases stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Strathmore Minerals acquired the Northeast Wyoming Leases from David Miller at a cost of 50,000 shares of Strathmore stock.

Location

The Northeast Wyoming Leases are located on the northwest flank of the Black Hills in Crook County.  Raved roads are nearby and year round access is good.

Land Position

Strathmore Minerals controls approximately 4,960 acres of rights to explore for and mine uranium on the State of Wyoming mineral lands leased. Land position is made up of 6 uranium leases located in Crook County. The leases were acquired on June 2, 2004 and can be renewed annually until June 1, 2014.

Geology and Uranium Mineralization

This area of Wyoming is influenced by the Black Hill uplift. The uranium leases are located on the northwesterly flank and numerous uranium trends called “Roll Fronts” are known to exist. These mineralized trends are known in adjacent sections. Aerial photographs of some of the subject leases show drill fences on the leases that were drilled for finding uranium mineralization.

There is currently no known uranium mineralization on the leases.

Future Plans by Strathmore

Management plans to acquire and review all available information of these leases. They also plan to acquire additional public and private land to augment their current land package. Management plans to digitize all available information of the leases and, if mineralization is four from existing date, to conduct additional exploratory drilling. The budget for this work is as follows:

Activity	Budgeted Cost

Acquire additional data	$10,000
Acquire additional land	$10,000
Annual holding cost of land	$4,960
Compile mineralization reports	$5,000
Digitize information	$5,000
Miscellaneous Costs	$5,040
Total Budgeted Cost	$40,000

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Six Months Ended 6/30/2004, Six Months Ended 6/30/2003, and the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001 should be read in conjunction with the financial statements of Strathmore and the notes thereto.

Strathmore’s principal business is the exploration and development of resource properties.  Strathmore is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of Strathmore as having favorable exploration potential.  Strathmore advances its projects to varying degrees by prospecting, mapping, geophysics, geo-chemical, surveying, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party.  The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

There are no known proven reserves of minerals on Strathmore’s properties.  Strathmore does not have any commercially producing mines or sites, nor is Strathmore in the process of developing any commercial mines or sites.  Strathmore has not reported any revenue from operations since incorporation.  As such, Strathmore is defined as an “exploration-stage company”.

Operating Results

Six Months Ended 6/30/2004 versus Six Months Ended 6/30/2003

During the previous year (2003) the price of uranium remained low; however, by September 2003 the price of uranium rebounded to over $12 per pound and at that time management of the Issuer decided to pursue the acquisition of new uranium properties in the United States and Canada.  In addition to the Peru property and the Chord Project, the Issuer has acquired, or negotiated the right to acquire additional uranium properties in New Mexico, Quebec, Alberta and Saskatchewan.

During the first six months of 2004, the Issuer incurred $834,556 in property acquisition costs.  These costs are summarized in the following table. The Issuer expects these costs to increase as it continues its program of staking, acquisitions and development exploration.

Geographic Area	Property Related Costs

U.S. Properties	$422,173
Peruvian Properties	$45,137
Canadian Properties	$367,246

Fiscal 2003 Ended 12/31/2003 versus Fiscal 2002

The Issuer had a net loss of ($432,885) for the fiscal year ended 12/31/2003 as compared to a net loss of ($1,158,900) for the fiscal year ended 12/31/2002. This represented a decrease of 63%. The loss was significantly less for the fiscal year ended 12/31/2003 as compared to the fiscal year ended 12/31/2002 because during Fiscal 2002 the Issuer wrote-off ($215,315) in mineral property interests and ($704,123) in deferred exploration costs.

During Fiscal 2002 the price of uranium remained low and the Issuer elected to reduce expenditures and conserve cash.  All exploration work was stopped during Fiscal 2002 and properties, which were considered to be non-essential, were written-off during Fiscal 2002.

By the third quarter of 2003, the price of uranium had increased to a point where management of the Issuer decided to pursue the acquisition of new uranium properties in both the United States and Canada. In addition to the property in Peru and the Chord Project, the Issuer also acquired, or negotiated the right to acquire, additional properties located in both the United States and Canada.

In order to finance these activities, the Issuer completed private placement financings during Fiscal 2003 and raised a total of $1,150,000. The issuer also raised $164,750 from the exercise of stock options and share purchase warrants. During the year, the Issuer utilized these funds to perform exploration work on its properties, to acquire additional properties and for general working capital purposes.

The mineral property interests written off during Fiscal 2002 were:

1.

All the Company’s mineral claims located in Peru were allowed to lapse during Fiscal 2002 and the related acquisition costs of $45,895 were written off during the year. The Company allowed these claims to lapse because it did not have adequate capital to absorb any expenses associated with this property. The associated expenditures associated with the mineral claims in Peru, which were written off, totaled $605,243.

2.

The Company wrote off a 100% interest that it had in a property located in the state of Oregon because of poor exploration results. The related acquisition costs of $121,220 associated with this property were written-off to operations. The associated expenditures associated with this property, which was written off, totaled $98,880.

3.

During Fiscal 2002, the Issuer entered into letters of intent to acquire options on the Wemindji East and Portage West properties located in Quebec, Canada.  The Issuer advanced $35,000 and issued 100,000 common shares pursuant to the agreements.  The Issuer also issued 60,000 common shares valued at $13,200 as a finder’s fee.  The option agreements did not complete and, accordingly, acquisition costs of $48,200 were written-off to operations in Fiscal 2002. The 100,000 common shares issued for the property were returned to treasury. The option agreements did not complete because management changed its opinion, and concluded the property was no longer an economically viable option.

No mineral properties were written off during Fiscal 2003.

During Fiscal 2003 the Issuer reduced day-to-day expenses in the amount of $19,588, after excluding stock based compensation of $221,994; however, overall expense increased by $202,406.  This resulted from the fact that management elected to recognize the compensation cost on the fully vested 780,001 stock options granted to employees and non-employees during Fiscal 2003 in the amount of $221,994.

Fiscal 2002 Ended 12/31/2002 versus Fiscal 2001 Ended 12/31/2001

The Issuer had a net loss of ($1,158,900) for the fiscal year ended 12/31/2002 as compared to a net loss of ($290,750) for the fiscal year ended 12/31/2001. This represented an increase of almost 300%. The increase was due to the fact that during Fiscal 2002 the Issuer wrote-off mineral properties (as disclosed above) in the amount of ($215,315) and deferred exploration costs in the amount of ($704,123) as disclosed above.

General and administrative expenses were $239,462 for Fiscal 2002 and $290,750 for Fiscal 2001. The primary reason for the decreased in the amount of general and administrative expenses during Fiscal 2002 as compared to Fiscal 2001 is that the level of corporate activity remained low with only minimal exploration work occurring on the Issuer’s properties. During Fiscal 2001 the Issuer completed a share consolidation, as disclosed earlier, and changed its name. The Issuer also engaged in limited exploration work on its properties during Fiscal 2001.

Fiscal 2001 Ended 1/31/2001 versus Fiscal 2000 Ended 12/31/2000

The Issuer had a net loss of ($290,750) for the fiscal year ended 12/31/2001 as compared to a net loss of ($399,262) for the fiscal year ended 12/31/2000. This represented a decrease of 27%. The decrease was due to the fact that during Fiscal 2000 the Issuer wrote-off mineral properties in the amount of ($93,181) and deferred exploration costs in the amount of ($48,730). Partially offsetting these write-offs was a gain on sale of a mineral property in the amount of $15,000.

The Issuer had a 100% interest in various properties that it had acquired by staking which were located in Utah, Wyoming, South Dakota and Peru.  During Fiscal 2000, the Issuer elected to write-off some of the properties, which it had acquired by staking which were located in Utah, Wyoming and South Dakota. The reason for the write-offs was that, due to a lack of capital, management decided to retain only those properties which they felt were the most promising based on prior exploration work.

The deferred exploration costs, which were written off, in the amount of $48,730, were all associated with the properties, located in the U.S.A., which management decided to write-off.

The gain on the sale of mineral properties was the result of the sale of properties located in the U.S.A., which had been written-off during Fiscal 1999.

Liquidity and Capital Resources

June 30, 2004

As of June 30, 2004, the Issuer had working capital in the amount of $4,510,784.

Cash used for Operating Activities during the six months ended 6/30/2004 was ($290,072) including the loss for the period of ($533,824). Changes in non-cash balances relating to operations were increases in the asset categories of “receivables” and “prepaid expenses”.  The liability category of “accounts payable and accrued liabilities” increased because of the Issuer’s increased business activity as compared to the prior six-month period.

The increase in receivables was in the amount of $13,125 and resulted primarily from a refund of the Goods and Services Tax.

The decrease in prepaid expenses was in the amount of $12,568 and resulted from expiry of certain industry specific subscription publications.

The increase in the categories of accounts payable and accrued liabilities was in the amount of $92,724 and resulted from increased property acquisition and equity financing costs.

The cash provided from Financing Activities in the amount of $4,730,349 was the result of the financings which took place in late 2003 and during January and February 2004 and the exercise of both share purchase options and share purchase warrants as described earlier in “Financings”.

Cash used for Investing Activities consisted of office equipment purchased in the amount of $13,632 and mineral property costs in the amount of $834,556. The equipment purchased consisted of computers and geological surveying equipment. The property costs consisted of the costs to acquire the Athabasca, Dieter Lake, Duddridge, New Mexico, Patterson Lake, Waterbury Lake, and Wyoming properties.

Fiscal 2003, Ended December 31, 2003

As at December 31, 2003, the Issuer had working capital of $1,029,867 as compared to a working capital deficit of ($30,600) at December 31, 2002. The increase in working capital was due to the financings described earlier, which occurred during Fiscal 2003. Cash and cash equivalents of $990,279 receivables of $75,036 and prepaid expenses in the amount of $12,568 represented the current asset position at December 31, 2003.

During Fiscal 2003, the Issuer issued 6,111,229 common shares for proceeds of $1,326,850. 5,222,229 of these common shares were issued pursuant to private placements which took place in November and December; 454,000 of these shares were issued pursuant to the exercise of share purchase options; and, 435,000 of these common shares were issued pursuant to the exercise of share purchase warrants associated with earlier private placements.

Cash used for Operating Activities during Fiscal 2003 was ($252,365) including the net loss for the fiscal year of ($432,855). The only adjustment in the category of items not affecting cash for the fiscal year was stock based compensation in the amount of $221,994. (Amortization in the amount of $1,821 was the only other item included in “Items not affecting cash”) Significant changes in non-cash balances relating to operations were an increase in prepaid expenses in the amount of ($9,638); an increase in accounts payable and accrued liabilities in the amount of $36,436; and, an increase in receivables in the amount of ($70,123). The asset increase was the result of a stronger cash position and a higher level of business activity. The increase in the liability was due to the greater level of business activity described earlier in this document.

Cash Used for Investing Activities during Fiscal 2003 totaled ($42,343) which consisted of expenditures on the Issuer’s mineral properties.

Cash Provided by Financing Activities during Fiscal 2003 was $1,273,203 and consisted of the cash received for the issuance of common shares as described earlier in this document.

Fiscal 2002, Ended 12/31/2002

As at December 31, 2002, the Issuer had a working capital deficit of ($30,600). Of this amount, cash represented only $11,784.

During this fiscal year the Strathmore issued 2,085,000 common shares for proceeds of $417,000 pursuant to the private placement financings described earlier.

Cash Used for Operating Activities during Fiscal 2002 was ($213,735) including the net loss for the fiscal year of ($1,158,900). Strathmore wrote off mineral properties in the amount of $215,315 and the associated deferred exploration costs in the amount of $704,123. (The properties written off included the Aurora Property located in Oregon, U.S.A. and all the properties in Peru which were acquired by staking.)  Significant other adjustments included amortization in the amount of $27,331. Changes in non-cash working capital items were less that $10,000 in total and included a slight increase in receivables ($3,171); a slight increase in prepaid expenses ($2,399); and, a slight increase in accounts payable and accrued liabilities in the amount of $3,966.

Strathmore incurred mineral property costs in the amount of $35,000 and deferred exploration costs in the amount of $3,819. These costs related to the Wemindji East and Portage West properties, which were optioned during the year. In the interest of preserving capital Strathmore management subsequently elected to not complete these option agreements.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated; and the excluding of contingently cancelable (and escrowed) common shares from the calculation of weighted average number of shares.

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value.  This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees.  Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant.  However, pro-forma disclosure of loss per share as if the fair value method had been adopted is required.

During the year ended 12/31/2003, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation including stock options granted to employees.

Effective January 1, 2004 the Company adopted the new CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at December 31, 2003. New accounting and disclosure standards were introduced under Canadian GAAP effective January 1, 2004. Accordingly, there is no difference between Canadian GAAP and United States GAAP after January 1, 2004.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended December 31, 2003, particularly Note 13 for quantification of the differences.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trend Information

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

October 31, 2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Devinder Randhawa	President, CEO, Director	43	October 18, 1996
Michael Halvorson	Director	56	December 23, 1996
Steven Khan	Director	48	November 25, 2003
Robert Quartermain(1)(2)	Director	49	January 21, 2004
Bob Hemmerling	Corporate Secretary	45	January 23, 2004

______________________________________________________________________________

______________________________________________________________________________

Devinder Randhawa, a Director of the Company and the President, is founder and President of RD Capital Inc., a privately held consulting firm providing venture capital and corporate finance services to emerging companies in the resources and non-resource sectors both in Canada and the US. Prior to founding RD Capital Inc., Mr. Randhawa was in the brokerage industry for 6 years as an investment advisor and corporate finance analyst. Mr. Randhawa received a Bachelors Degree in Business Administration with Honors from Trinity Western College of Langley, British Columbia in 1983 and received his Masters in Business Administration from the University of British Columbia in 1985. Mr. Randhawa was formerly the President of Lariat Capital Inc. which merged with Medicure in November 1999 and was the founder and former President and CEO of Royal County Minerals Corp. from 1998 to 2003 which was taken over by Canadian Gold Hunter (formerly International Curator) in July 2003. Mr. Randhawa also founded Predator Capital Inc. which became Predator Exploration. Currently Mr. Randhawa is President and CEO of Strathmore Minerals Corp., which he founded in 1996.

Michael Halvorson, a Director of the Issuer is President of Halcorp Capital Ltd., a private investment company.  He has 35 years of experience in the financial markets.  In addition to his directorship with the Issuer, he is a director of several other publicly traded Canadian natural resource companies including Quest Capital Corp., Western Silver Corporation, Orezone Resources Inc., Esperanza Silver and Gentry Resources Ltd.

Steven Khan, a Director of the Company, currently consults for private and public early stage growth companies in all sectors of industry. He spent close to twenty years in all aspects of the investment industry, including retail, institutional, corporate finance, capital markets, and investment banking areas. Mr. Khan has held senior management roles including serving as President, Chief Executive Officer, and Chairman of a number of regional and national Canadian investment brokerage houses. Mr. Khan is currently a consultant or officer of a number of private and public companies and has raised funds for a variety of companies, with a focus on the natural resource sector.

Mr. Khan completed his Bachelor of Science and Master of Business degrees at the University of British Columbia before entering the investment industry. He is a Fellow of the Canadian Securities Institute, holds a Chartered Financial Analyst designation, and is a member of the CFA Institute.

Robert A. Quartermain, a Director of the Issuer, is the President and a director of Silver Standard Resources Inc., an unrelated public company. From 1976 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs.  Mr. Quartermain also worked for Teck Corp, an unrelated public company, before becoming president of Silver Standard Resources Inc. in 1985. Since 1985, Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies including currently Iamgold Corporation, Esperanza silver and Western Copper Mining Corporation, both unrelated public companies. He graduated in 1977 from the University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with an M.Sc. in mineral exploration.

Bob Hemmerling, Corporate Secretary of the Issuer is a businessman and was a director of Strathmore until January 21, 2004. Mr. Hemmerling, has provided communication and investor relation services for Strathmore since September 1996. Prior to that time Mr. Hemmerling was employed as an electrician with Concord Electric, Kelowna, British Columbia.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 12/31/2003 was CDN$77,689, consisting of a salary paid to Devinder Randhawa, the President of the Issuer.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table No. 7 and No. 8 for information about stock options granted and outstanding.

During the most recently completed fiscal year, 454,000 stock options were exercised by Devinder Randhawa, Bob Hemmerling, and Laurie Deboer. 1,304,000 stock options were granted during Fiscal 2003, ended December 31, 2003.  No SARs (stock appreciation rights) were granted or exercised during this period.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.  However, members of Senior Management have written contracts that contain bonus arrangements.  TRUE?

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

--- No Disclosure Necessary ---

6.C.  Board Practices

Pursuant to the British Columbia Corporations Act, or the Act, and the articles of the Company, all directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the President (the “CEO”) and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Michael Halvorson, Devinder Randhawa and Steven Khan. The Audit Committee met once during Fiscal 2003.

6.D.  Employees

As of 10/31/2004, the Issuer had 4 employees, including the Senior Management.  As of 12/31/2003 and 12/31/2002, there were 3 employees (including the Senior Management).  None of the Issuer's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of 10/31/2004, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common share, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.  Table No. 7 also includes data on Sprott Asset Management, Inc., the only other person/company where the Issuer is aware that a shareholder has 5% or greater beneficial interest in the Issuer’s securities.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Devinder Randhawa (1)	3,502,663	10.75%
Common	Michael Halvorson (2)	661,111	2.07%
Common	Steven Khan (3)	340,000	1.07%
Common	Robert Quartermain (4)	900,000	2.80%
Common	Bob Hemmerling (5)	694,006	2.18%
Common	Sprott Asset Mgmnt. (6)	7,187,143	21.72
	Total Directors/Management 5% Holders	13,284,923	40.59%

(1)

Of these shares 300,000 are represented by currently exercisable share purchase options and 881,556 are represented by currently exercisable share purchase warrants.

(2)

Of these shares 300,000 are represented by currently exercisable share purchase options and 211,111 are represented by currently exercisable share purchase warrants.

(3)

Of these shares 300,000 are represented by currently exercisable share purchase options and 40,000 are represented by currently exercisable share purchase warrants.

(4)

Of these shares 300,000 are represented by currently exercisable share purchase options and 400,000 are represented by currently exercisable share purchase warrants.

(5)

Of these shares 250,000 are represented by currently exercisable share purchase options; and 172,223 are represented by currently exercisable share purchase warrants.

(6)

Of these shares 1,700,000 are represented by currently exercisable share purchase warrants.

# Based on 31,446,258 shares outstanding as of 9/30/2004 and share options and share purchase warrants exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 6/11/04.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 9/30/2004, as well as the number of options granted to Directors/Senior Management and all employees as a group.  Although the Company has the right to create a multi-year vesting schedule, except as noted below all existing granted stock options were vested upon granting.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

Michael Halvorson	300,000	0.60	7/21/04	7/20/06

Devinder Randhawa	225,000	0.25	11/25/03	11/25/05
	75,000	0.60	7/21/04	6/22/06

Steven Khan	50,000	0.15	9/12/03	9/12/05
	100,000	0.50	1/9/04	1/9/06
	150,000	0.60	7/21/04	6/22/06

Robert Hemmerling	125,000	0.27	11/28/03	11/28/05
	100,000	0.50	1/9/04	1/9/06
	25,000	0.60	7/21/04	6/22/06

Robert Quartermain	100,000	0.27	11/28/03	11/28/05
	100,000	0.50	1/9/04	1/9/06
	100,000	0.60	7/21/04	6/22/06

Employees/Consultants	100,000	0.15	9/12/03	9/12/05
	200,000	0.50	1/9/04	1/9/06
	725,000	0.60	7/21/04	6/22/06

Total Officers/Directors      1,450,000

Total Employees/Consultants   1,025,000

Total Officers/Directors/Etc. 2,475,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Table No. 7, No. 8, No. 10 for additional information.

______________________________________________________________________________

	Shares Owned 12/31/2003	Shares Owned 12/31/2002	Shares Owned 12/31/2001

Devinder Randhawa	3,250,974	1,959,918	988,148

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 9/30/2004, the Company’s shareholders’ list showed 31,446,258 common shares outstanding, with 166 registered shareholders.  95 of these shareholders were U.S. residents, holding 3,835,124 common shares (representing about 12% of the issued/outstanding shares)and 71 registered shareholders were resident in Canada, holding 27,611,134 common shares. (88%)

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1132 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During Fiscal 2003, ended 12/31/2003, the Issuer entered into transactions with related parties as follows:

a.

Paid or accrued $77,689 to Devinder Randhawa for consulting fees. Mr. Randhawa is the President and a Director of the Issuer. The consulting fees consisted of fees incurred with the daily operations of the Issuer’s business.

b.

Paid or accrued $813 for shareholder communications to RD Capital Inc. a company controlled by a Director. Mr. Randhawa is a Director of the Issuer.

c.

Paid or accrued $1,661 for professional fees to Laurie deBoer. Ms. deBer was the Secretary of the Issuer. The profession fees consisted of accounting services.

d.

During Fiscal 2003, the Issuer completed two private placement financings and the following directors of the Issuer took part in both of these financings as follows:

1.

Devinder Randhawa – 705,556 units at $0.18/unit and 176,000 units at $0.25/unit.

2.

Michael Halvorson – 111,111 units at $0.18/unit and 100,000 units at $0.25/unit.

3.

Robert Quartermain – 0 units at $0.18/unit and 200,000 units at $0.25/unit.

4.

Steve Khan – 0 units at $0.18/unit and 40,000 units at $0.25/unit.

During the first six months of Fiscal 2004, ended June 30, 2004, the Issuer entered into transactions with related parties as follows:

a.

Paid $50,230 for consulting fees to Devinder Randhawa. Mr. Randhawa is the President and a Director of the Issuer.  The consulting fees consisted of fees incurred with the daily operations of the Issuer’s business.

Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Davidson & Company, Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2003/2002/2001 Ended December 31st

Unaudited Interim Financial Statements

  Six Months Ended June 30, 2004

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Issuer's common shares began trading on the TSX Venture Exchange in Vancouver, British Columbia, Canada, on 9/26/1989. The stock symbol is “STM”.  The CUSIP number is #863077-10-3.

Table No. 9 lists the volume of trading and high and low sales prices for the Issuer's common shares, by month, for the last six months, the last ten fiscal quarters, and the last five fiscal years.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________

____________________________________________________________________________

Monthly	High	Low

October 2004	$1.45	$1.14
September 2004	$1.50	$0.78
August 2004	$0.83	$0.66
July 2004	$0.85	$0.60
June 2004	$0.80	$0.41
May 2004	$0.63	$0.36

Quarterly
September 2004	$1.50	$0.60
June 30, 2004	$1.00	$0.36
March 31, 2004	$1.07	$0.55
December 31, 2003	$0.90	$0.23
September 30, 2003	$0.24	$0.08
June 30, 2003	$0.13	$0.075
March 31, 2003	$0.15	$0.08
December 31, 2002	$0.15	$0.08
September 30, 2002	$0.18	$0.11
June 30, 2002	$0.25	$0.16

Annual
Fiscal 2003 (December 31st)	$0.90	$0.075
Fiscal 2002 (December 31st)	$0.30	$0.08
Fiscal 2001 (December 31st)	$0.55	$0.18
Fiscal 2000 (December 31st)	$0.50	$0.30
Fiscal 1999 (December 31st)	$0.25	$0.23

____________________________________________________________________________

____________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act (“Company Act”) of British Columbia.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term of office;

f.  Certain alterations of share capital;

g.  Changing the Company name;

h.  Altering any restrictions on the Company's business; and

i.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Tables No.7 and No. 8 for additional information.

Warrants

Table No. 14 lists, as of 9/30/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 9/30/2004, the Issuer was aware of 96 holders of its share purchase warrants, 88 of whom were resident in Canada, 3 offshore and 5 in the United States.  These warrants were issued in conjunction with six private placements and the purchase of a total of 15,069,770 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
11/24/2003	2,222,239	1,552,780	$0.25	$0.25	11/24/2005
12/17/2003*	3,000,000	2,460,000	$0.35	$0.35	12/17/2005
01/20/2004*	4,767,444	3,210,500	$0.36	$0.36	01/20/2006
09/27/2004	142,857	142,857	$0.74	N/A	09/27/2005
02/23/2004	1,501,333	1.351,333	$0.76	$0.76	02/23/2006
04/16/2004	3,436,167	3,311,167	$0.76	$0.76	04/16/2006

* These warrants are subject to accelerated expiry in the event that the 10-day average closing price of the Issuer’s common stock is greater than or equal to $0.75. If the $0.75 average is achieved, holders of the warrants will be notified and the remaining term of the warrants will be shortened to 30 days although the exercise price will remain the same.

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

Escrowed Common Shares

          ---No Disclosure Necessary---

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of 12/31/2003, 12/31/2002, and 12/31/2001, there were 100,000,000 common shares without par value authorized.  At 12/31/2003, there were 14,157,777 common shares issued and outstanding.  As of 12/31/2002 and 12/31/2001 there were 8,046,548 and 5,801,548 common shares issued and outstanding respectively. As of September 30, 2004 there were 31,446,258 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options.

_____________________________________________________________________________

_

2000	Private Placement (1)	160,000	$120,000
2001	Private Placements (2)	1,620,000	$414,600
2002	Private Placements (3)	550,000	$110,000
	Private Placements (4)	1,535,000	307,000
	Finder’s Fee on Mineral Property Acquisition	60,000	$13,200
2003	Private Placement (5)	2,222,229	$400,000
	Private Placement (6)	3,000,000	$750,000
	Exercise of share purchase options	454,000	$68,100
	Exercise of share purchase warrants	435,000	$108,750
	Acquisition of mineral property (7)	100,000	$56,000
2004 (To Date)	Private Placement(8)	4,767,444	$1,287,210
	Private Placement (9)	1,501,334	$900,800
	Private Placement (10)	3,436,167	$2,061,700
	Private Placement (11)	2,857,143	$2,000,000

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,

Part 15 of the Articles

15.1 A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Issuer or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Issuer in which he is interested and if he shall do so his vote shall not be counted, buy he shall be counted in the quorum present at the meeting at which such vote is taken.  Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

a.

any such contract or transaction relating to a loan to the Issuer, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

b.

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

c.

determining the remuneration of the Directors;

d.

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 152 of the Company Act; or,

e.

the indemnification of any Director by the Issuer under Section 152 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Issuer in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction ore for any particular period.

15.3 A Director may hold any office or place of profit with the Issuer (other than the office of auditor or the Issuer) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Issuer either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Issuer in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Issuer (except as auditor of the Issuer) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Issuer may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Issuer for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Issuer in general meeting otherwise directs.

Powers and Duties of Directors

Remuneration of Directors

Part 14 of the Articles

14.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

14.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favor of any of the directors or any of the members of the company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

Borrowing Powers of Directors,

Part 8 of the Articles

8.1. The directors may from time to time authorize the company to:

(a) borrow money in such manner and amount, on such security,

    from such sources and upon such terms and conditions as they in their absolute discretion think fit;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company,

    both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. The Issuer shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers, provided that any such branch register kept within British Columbia shall be kept by a trust company registered under the Trust Company Act (British Columbia).

8.4. Every bond, debenture or other debt obligation of the Issuer shall be signed manually by at least one Director of officer of the Issuer or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond, debenture or other debt obligation appointed by the Issuer under  which the bond, debenture or other debt obligation is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

Remuneration of Directors

Part 12.2 of the Articles

13.2. The remuneration of the directors as such may from time to time be determined by the directors or if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the company    and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors, on behalf of the company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors

Part 12.3 of the Articles

12.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

Dividend Rights

Part 20 of the Articles

20.1  The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member.  No dividend shall be paid otherwise than out of funds and/or assets by the Directors as to the amount of such funds or a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Issuer may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Issuer or any other corporation or in any one or more such ways as may be authorized by the Issuer or the Directors and where any difficulty arises with regard to such a distribution by the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of th value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2  Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.

20.3  Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.4  The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Issuer may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Issuer or be invested in such investments as the Directors may from time to time think fit.  The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5  If several persons are registered as joint holders of any share, any one of them may be given an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6  No dividend shall bear interest against the Issuer. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7  Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8    Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Issuers and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Issuer as a dividend representing such undistributed surplus on hand or any part thereof.

Special Rights, Privileges, Restrictions and Conditions

Attaching to Each Class of Shares

Voting Rights and Restrictions of Common Shares.  The Class “A” Voting shares without par value (the “Class “A” Shares”) and the Class “B” Subordinate Voting shares without par value (the Class “B” Shares”) shall have attached thereto the following rights, privileges, restrictions and conditions:

1.

the Class “A” Shares shall carry and the holders thereof shall be entitled to 100 votes per share at all meetings of the members of the Issuer;

2.

the Class “B” Shares shall carry and the holders thereof shall be entitled to one vote per share at all meetings of the members of the Issuer; and,

3.

except as set out in Articles 25.1 (a) and (b), the holders of the Class “A” Shares and the holders of the Class “B”  Shares shall rank equally in all respects and have the same rights and restrictions and, without limitation, shall rank pari passu each with the other as to dividends and to any distribution of the remaining property or assets of the Issuer in the event of liquidation, dissolution or winding up of the Issuer.

Rights/Privileges, Restrictions/Conditions.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Sections Nine and Ten of the Company’s Articles. These rules are summarized as follows:

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Issuer shall be held within fifteen months from the date of amalgamation, or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2 If the Issuer is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Issuer is or becomes a reporting company, advance notice of any general meeting at which any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Issuer.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Issuer entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at  general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Issuer or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

Proceedings at General Meetings

10.1 All business shall be deemed special business, which is transacted at:

a.

an extraordinary general meeting other than the conduct of, and voting at, such meeting; and,

b.

an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statements and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  If there is only one member the quorum is one person present and being, or representing by proxy, such member.  The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Issuer shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member of proxy holder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice.  If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Issuer or in his absence a Vice-President of the Issuer, if any, shall be entitled to preside as chairman at every general meeting of the Issuer.

10.6 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose one of their number to be chairman.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting is adjourned for thirty days or more, notice, but no “advance notice”, of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 The chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration  of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy.  The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Issuer.  A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Issuer shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a chairman.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs.  The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.  Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll.  A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxy holder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.  Neither the Company’s memorandum/articles/by-laws nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

The following are contracts currently in effect which management considers to be material.

1.

Agreement between the Company, Jody Dahrouge, and Dahrouge Geological Consulting Ltd. dated January 8, 2004 regarding the Athabasca property. The agreement allows the Company to purchase a 100% interest in a uranium property located in Alberta, Canada, by paying $7,500 and incurring additional costs of $34,902. To earn its interest, the Company is required to issue 200,000 common shares in stages to June 8, 2005. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property. Although the final agreement is dated January 8, 2004, the negotiations to acquire the property were substantially completed, and the payment of $7,500 made, in December 2003.

2.

Agreement between the Company and Jeff Reeder dated November 25, 2003 regarding the Comstock property. The agreement grants to the Company the option to purchase a 100% interest in certain claims located in British Columbia, Canada. To earn its interest, the Company is required to issue 300,000 common shares in stages to November 25, 2005.

3.

Agreement between the Company and David Miller dated June 17, 2004 regarding the Copper Mountain property. Under the agreement the Company was granted an option to purchase a 100% interest in the property located in Wyoming. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years.

4.

Agreement between the Company, Jody Dahrouge and Jeff Reeder dated January 14, 2004 regarding the Duddridge Lake property. The agreement grants the Company an option to purchase a 100% interest in a certain claims located in Saskatchewan, Canada. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years. Although the agreement is dated January 14, 2004, negotiations are prolonged and the final agreement was not completed until the second quarter of fiscal 2004.

5.

Agreement between the Company and David Miller dated March 15, 2004 regarding the Roco Honda and Ram Claims. The agreement grants the Company an option to purchase a 100% interest in the claims located in New Mexico by paying $200,625 and incurring additional costs. To earn its interest, the Company is required to issue 300,000 common shares in stages over two years.

6.

Agreement between the Company and David Miller dated August 17, 2004 regarding the Cedar Rim, Northeast, and PRB leases. Under the agreement the Company was granted an option to purchase a 100% interest in the claims located in Wyoming. To earn its interest, the Company is required to issue 150,000 common shares in stages over two years

The text of each of these agreements has been filed as an exhibit to this Registration Statement

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its consolidated financial statements for each of the preceding three years were Davidson & Company, Chartered Accountants. They are members of the British Columbia Institute of Chartered Accountants.  Their audit report for Fiscal 2003/2002/2001 is included with the related consolidated financial statements in this Registration Statement with their consent.  Refer to Exhibit #14.a.

10.H.  Documents on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

          --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Davidson & Company, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements

Unaudited Interim Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts:

1.

Agreement between the Company, Jody Dahrouge, and Dahrouge Geological Consulting Ltd. dated January 8, 2004 regarding the Athabasca property.

2.

Agreement between the Company and Jeff Reeder dated November 25, 2003 regarding the Comstock property.

3.

Agreement between the Company and David Miller dated June 17, 2004 regarding the Copper Mountain property.

4.

Agreement between the Company, Jody Dahrouge and Jeff Reeder dated January 14, 2004 regarding the Duddridge Lake property.

5.

Agreement between the Company and David Miller dated March 15, 2004 regarding the Roco Honda and Ram Claims.

6.

Agreement between the Company and David Miller dated August 17, 2004 regarding the Cedar Rim, Northeast, and PRB leases.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents: 1. Management Information Circular and Form of Proxy for the Annual General Meeting held on June 11, 2004.

 DAVIDSON & COMPANY      Chartered Accountants          A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Strathmore Minerals Corp.

We have audited the consolidated balance sheets of Strathmore Minerals Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 6, these consolidated financial statements have been restated.  Our report dated April 28, 2004, on the previously issued consolidated financial statements as at December 31, 2003 and 2002, has been withdrawn.

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

April 28, 2004 (except for Note 6 which is as of May 21, 2004)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 28, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

April 28, 2004 (except for Note 6 which is as of May 21, 2004)

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

STRATHMORE MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash	$ 990,279	$ 11,784
Receivables	75,036	4,913
Prepaid expenses	12,568	2,930

Total current assets	1,077,883	19,627

Equipment (Note 3)	5,869	7,690
Mineral property interests (Note 4)	146,983	48,640
Deferred exploration costs (Note 5)	60,008	60,008

Total assets	$ 1,290,743	$ 135,965

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 48,016	$ 11,580
Due to related parties (Note 8)	-	38,647

Total liabilities	48,016	50,227

Shareholders' equity
Capital stock (Note 6)
Authorized
100,000,000 common shares without par value
Issued and outstanding
14,157,777 common shares (2002 – 8,046,548)	12,624,793	11,612,230
Contributed surplus (Note 6)	577,281	-
Deficit	(11,959,347)	(11,526,492)

Total shareholders’ equity	1,242,727	85,738

Total liabilities and shareholders’ equity	$ 1,290,743	$ 135,965

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 1,821	$ 27,331	$ 38,480
Consulting fees (Note 8)	86,591	54,551	46,311
Management fees (Note 8)	-	14,979	74,937
Office and miscellaneous	28,460	26,624	18,411
Professional fees (Note 8)	38,853	32,468	37,797
Regulatory fees	15,155	4,253	7,771
Rent (Note 8)	7,082	10,875	23,297
Shareholder communications (Note 8)	2,808	24,715	24,427
Stock-based compensation (Note 6)	221,994	-	-
Telephone	4,372	7,160	5,744
Trade shows and conferences	19,298	17,431	-
Transfer agent	8,598	3,929	6,379
Travel and promotion	6,836	15,146	7,196

Loss before other items	(441,868)	(239,462)	(290,750)

OTHER ITEMS
Write-off of mineral property interests (Note 4)	-	(215,315)	-
Write-off of deferred exploration costs (Note 5)	-	(704,123)	-
Costs recovered	9,013	-	-

Total of other items	9,013	(919,438)	-

Loss for the year	(432,855)	(1,158,900)	(290,750)

Deficit, beginning of year	(11,526,492)	(10,367,592)	(10,076,842)

Deficit, end of year	$(11,959,347)	$(11,526,492)	$(10,367,592)

Basic and diluted loss per share	$(0.05)	$(0.17)	$(0.05)

Weighted average number of shares outstanding	8,346,374	6,961,127	5,629,559

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, December 31, 2000	4,149,548	$ -	$10,767,430	$ -	$ -	$(10,076,842)	$ 690,588
Private placement	1,300,000	0.25	325,000	-	-	-	325,000
Private placement	320,000	0.28	89,600	-	-	-	89,600
Finder’s fee for private placement	32,000		-	-	-	-	-
Share subscriptions received	-		-	110,000	-	-	110,000
Loss for the year	-		-	-	-	(290,750)	(290,750)

Balance, December 31, 2001	5,801,548		11,182,030	110,000	-	(10,367,592)	924,438
Private placements	2,085,000	0.20	417,000	(110,000)	-	-	307,000
Finder’s fee on mineral property acquisition	60,000	0.22	13,200	-	-	-	13,200
Shares issued on mineral property acquisition to be returned to treasury (Note 4)	100,000		-	-	-	-	-
Loss for the year	-		-	-	-	(1,158,900)	(1,158,900)

Balance, December 31, 2002	8,046,548		11,612,230	-	-	(11,526,492)	85,738
Shares issued on mineral property acquisition returned to treasury	(100,000)		-	-	-	-	-
Private placement	2,222,229	0.18	259,082	-	140,918	-	400,000
Private placement	3,000,000	0.25	475,196		274,804	-	750,000
Exercise of stock options	454,000	0.15	123,125	-	(55,025)	-	68,100
Exercise of warrants	435,000	0.25	108,750	-	-	-	108,750
Acquisition of mineral property	100,000	0.56	56,000	-	-	-	56,000
Stock-based compensation	-		-	-	221,994	-	221,994
Share issuance costs	-		(9,590)	-	(5,410)	-	(15,000)
Loss for the year	-		-	-	-	(432,855)	(432,855)

Balance, December 31, 2003	14,157,777		$12,624,793	-	577,281	$(11,959,347)	$1,242,727

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (432,855)	$(1,158,900)	$ (290,750)
Items not affecting cash:
Amortization	1,821	27,331	38,480
Stock-based compensation	221,994	-	-
Write-off of mineral property interests	-	215,315	-
Write-off of deferred exploration costs	-	704,123	-

Changes in non-cash working capital items:
Increase in receivables	(70,123)	(3,171)	(332)
Increase in prepaid expenses	(9,638)	(2,399)	(240)
Increase (decrease) in accounts payable and accrued liabilities	36,436	3,966	(1,960)

Cash used in operating activities	(252,365)	(213,735)	(254,802)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of capital assets	-	-	(241)
Mineral property costs	(42,343)	(35,000)	(38,605)
Deferred exploration costs	-	(3,819)	(63,855)

Cash used in investing activities	(42,343)	(38,819)	(102,701)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in due to related parties	(38,647)	(47,050)	43,084
Capital stock issued, net of share issuance costs	1,311,850	307,000	89,600
Subscriptions received in advance	-	-	110,000

Cash provided by financing activities	1,273,203	259,950	242,684

Change in cash during the year	978,495	7,396	(114,819)

Cash, beginning of year	11,784	4,388	119,207

Cash, end of year	$ 990,279	$ 11,784	$ 4,388

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

Strathmore Minerals Corp. (the “Company”) is a development stage company incorporated under the laws of the Province of British Columbia.

The Company is in the process of exploring its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral property interests and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2003	2002

Deficit	$(11,959,347)	$(11,526,492)
Working capital (deficiency)	1,029,867	(30,600)

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Peruran S.A. (incorporated under the laws of Peru) and Strathmore Resources (US) Inc. (incorporated under the laws of Nevada, USA).  Significant inter-company balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Equipment

Equipment is recorded at cost and amortization is calculated using the declining-balance method at the following annual rates:

Office equipment	20%
Computer equipment	30%
Vehicles	30%

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests has significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at December 31, 2003 and 2002, management believes that, other than amounts disclosed, no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”).  AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended December 31, 2001.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont’d…)

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be 10 years.

If the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective January 1, 2002, the Company’s balance sheets as at December 31, 2003 and 2002 and statements of operations for the year ended December 31, 2003 and 2002 would change as follows:

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont’d…)

	2003			2002
	Balance, as reported	Pro-Forma Adjustments	Pro-Forma Balance	Balance, as reported	Pro-Forma Adjustments	Pro-Forma Balance

Current assets	$ 1,077,883	$ -	$ 1,077,883	$ 19,627	$ -	$ 19,627
Equipment	5,869	-	5,869	7,690	-	7,690
Mineral property interests	146,983	(12,687)	134,296	48,640	(4,864)	43,776
Deferred exploration costs	60,008	(12,000)	48,008	60,008	(6,000)	54,008

	$ 1,290,743	$ (24,687)	$ 1,266,056	$ 135,965	$ (10,864)	$ 125,101

Total liabilities	$ 48,016	$ -	$ 48,016	$ 50,227	$ -	$ 50,227
Stockholders' equity	1,242,727	(24,687)	1,218,040	85,738	(10,864)	74,874

	$ 1,290,743	$ (24,687)	$ 1,266,056	$ 135,965	$ (10,864)	$ 125,101

	2003	2002

Loss for the year, as reported	$ (432,855)	$ (1,158,900)
Adjustments:
Amortization of mineral property interests	(7,823)	(4,864)
Amortization of deferred exploration costs	(6,000)	(6,000)

Loss for the year, pro-forma	$ (446,678)	$ (1,169,764)

Basic and diluted loss per share, as reported	$ (0.05)	$ (0.17)

Basic and diluted loss per share, pro-forma	$ (0.05)	$ (0.17)

It is possible that the CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may confirm or change the Company’s current method of accounting for mineral property interests.  Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Values

The amounts shown for mineral property interests and deferred exploration costs represent costs to date, and do not necessarily represent present or future values.

Cost of maintaining mineral property interests

The Company does not accrue the estimated future costs of maintaining its mineral property interests in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established.  This includes future removal and site restoration costs as required due to environmental law or contracts.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method.  The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations.

Flow-through common shares

Proceeds from the sale of flow-through shares are credited to capital stock.  The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  Future income taxes related to temporary differences arising on renunciation of expenditures to subscribers are offset against future income tax assets and the difference, if any, is charged to capital stock.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value.  This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees.  Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant.  However, pro-forma disclosure of loss per share as if the fair value method had been adopted is required.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation including stock options granted to employees.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

3.

EQUIPMENT

		2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$ 13,555	$ 9,661	$ 3,894	$ 13,555	$ 8,688	$ 4,867
Computer equipment	15,833	13,858	1,975	15,833	13,010	2,823
Vehicles	-	-	-	56,800	56,800	-

	$ 29,388	$ 23,519	$ 5,869	$ 86,188	$ 78,498	$ 7,690

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

4.

MINERAL PROPERTY INTERESTS

	2003	2002

Athabasca property, Canada	$ 9,090	$ -
Chord property, USA	111,108	48,640
Staked properties, Peru	23,561	-
Comstock property, Canada	1,612	-
Pre-acquisition property costs	1,612	-

	$ 146,983	$ 48,640

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

Athabasca property, Canada

The Company acquired an option, subject to regulatory approval, to purchase a 100% interest in a uranium property located in Alberta, Canada, by paying $7,500 and incurring additional costs of $1,590. To earn its interest, the Company is required to issue 200,000 common shares in stages to June 8, 2005. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property.

Chord property, USA

The Company acquired an option to purchase a 100% interest in a uranium property located in South Dakota, USA, by paying $48,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009.  The property is subject to a 2% gross royalty.

Staked properties, Peru

The Company re-acquired, by staking, a 100% interest in certain uranium properties located in Peru.  During fiscal 2002, the claims were allowed to lapse and related acquisition costs of $45,895 were written-off to operations.

Comstock property, Canada

The Company acquired an option to purchase a 100% interest in a certain claims located in British Columbia, Canada. To earn its interest, the Company is required to issue 300,000 common shares in stages to November 25, 2005.

Aurora property, USA

The Company acquired an option to purchase a 100% interest in a uranium property located in Oregon, USA.  During fiscal 2002, the property was abandoned and related acquisition costs of $121,220 were written-off to operations.

Pre-acquisition property costs

The pre-acquisition property costs represent expenditures related to mineral property interests prior to implementation of the acquisition.  These costs will be added to the mineral property interests costs to which they relate on completion of the acquisition or written-off to operations should the acquisition not proceed.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

4.

MINERAL PROPERTY INTERESTS (cont’d…)

Wemindji East and Portage West properties, Canada

During fiscal 2002, the Company entered into letters of intent to acquire options on the Wemindji East and Portage West properties located in Quebec, Canada. The Company advanced $35,000 and issued 100,000 common shares pursuant to the agreements.  The Company also issued 60,000 common shares valued at $13,200 as a finder’s fee. The option agreements did not complete and, accordingly, acquisition costs of $48,200 were written-off to operations in fiscal 2002. The 100,000 common shares issued for the property were returned to treasury in the current year (Note 6).

5.

DEFERRED EXPLORATION COSTS

		2003			2002
	USA	Peru	Total	USA	Peru	Total

Balance, beginning
of year	$ 60,008	$ -	$ 60,008	$ 155,069	$ 605,243	$ 760,312

General expenditures	-	-	-	3,819	-	3,819
Write-offs	-	-	-	(98,880)	(605,243)	(704,123)

	-	-	-	(95,061)	(605,243)	(700,304)

Balance, end of year	$ 60,008	$ -	$ 60,008	$ 60,008	$ -	$ 60,008

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Included in issued capital stock are 75,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

In April, 2003, the Company returned 100,000 common shares to treasury.  These shares were issued during fiscal 2002 pursuant to the acquisition of mineral property interests that were not completed (Note 4).

In November, 2003, the Company issued 2,222,229 units at $0.18 per unit consisting of one common share and one share purchase warrant for total proceeds of $400,000.  Each warrant entitles the holder to acquire one additional common share at $0.25 per share expiring November 24, 2005.  An estimated fair value of $140,918 was allocated to the warrants and is included in contributed surplus.  The Company incurred finder’s fees of $7,000 on the private placement.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

In December, 2003, the Company issued 3,000,000 units at a price of $0.25 per unit comprised of 400,000 flow-through units and 2,600,000 non-flow-through units for total proceeds of $750,000.  Each unit consisted of one flow-through or non-flow-through common share and one share purchase warrant.  Each share purchase warrant is exercisable into an additional common share at $0.35 per share expiring December 17, 2005.  An estimated fair value of $274,804 was allocated to the warrants and is included in contributed surplus.  The Company incurred finder’s fees of $8,000 on the private placement.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, December 31, 2001 and 2002	550,000	$ 0.25
Granted	1,304,000	0.19
Exercised	(454,000)	0.15
Expired/cancelled	(550,000)	0.25

Outstanding, December 31, 2003	850,000	$ 0.21

Number of options currently exercisable	850,000	$ 0.21

The weighted average fair value of stock options granted during fiscal 2003 is $0.17 per option.  There was no stock option activity during fiscal 2002.

As at December 31, 2003, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	350,000	$ 0.15	September 12, 2005
	250,000	0.25	November 25, 2005
	250,000	0.27	November 27, 2005

Warrants	1,100,000	0.25	June 3, 2004
	2,222,229	0.25	November 24, 2005
	3,000,000	0.35	December 17, 2005 (1)

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

(1) The warrants are subject to accelerated expiry in the event that the 10 day average closing price of the Company’s common stock is greater than or equal to $0.75. If the $0.75 average is achieved, holders of the warrants will be notified and the remaining term of the warrants will be shortened to 30 days although the exercise price will remain the same.

Stock based compensation

During the current year, the Company granted 1,304,000 options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation recognized in the statement of operations during the year was $221,994.  This amount was also recorded as contributed surplus on the balance sheet.

The Company’s consolidated financial statements for the year ended December 31, 2003 have been restated from the amounts previously reported to give effect to additional stock based compensation of $68,606.  Accordingly, stock based compensation expense and contributed surplus have been increased by $68,606.

The following assumptions were used for the valuation of stock options during the year:

Risk-free interest rate	3.02%
Expected life of options	2 years
Annualized volatility	133%
Dividend rate	0.00%

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002	2001

Cash paid during the year for interest	$ -	$ 743	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

During the year ended December 31, 2003, the Company issued 100,000 common shares valued at $56,000 pursuant to the acquisition of mineral property interests.

During the year ended December 31, 2002, the Company issued 60,000 common shares valued at $13,200 as a finder’s fee on the acquisition of mineral property interests and issued 550,000 common shares pursuant to a private placement for proceeds of $110,000 which were received in fiscal 2001.

During the year ended December 31, 2001, the Company issued 32,000 common shares as a finder’s fee payment to a private placement.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

8.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a)

Paid or accrued $Nil (2002 - $14,979; 2001 -$74,937) for management fees to a director.

b)

Paid or accrued $77,689 (2002 - $47,115; 2001 - $46,311) for consulting fees to a director and a company controlled by a director.

c)

Paid or accrued $Nil (2002 - $3,829; 2001 - $17,273) for rent to a director.

d)

Paid or accrued $813 (2002 - $18,992; 2001 – 14,000) for shareholder communications to a director and a company controlled by a director.

e)

Paid or accrued $1,661 (2002 - $1,608; 2001 - $Nil) for professional fees to the secretary of the Company.

f)

Pursuant to private placements, issued 1,213,779 (2002 - 1,000,000; 2001 – 1,050,000) common shares to directors and a company controlled by a director for total proceeds of $259,000 (2002 - $200,000; 2001 - $272,100).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are unsecured, non-interest bearing and have no specific repayment terms.

Included in receivables at December 31, 2003 is $65,625 (2002 - $Nil; 2001 - $Nil) due from a company controlled by a director of the Company.  Subsequent to December 31, 2003, the amount was repaid to the Company.

9.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	2003	2002	2001

Loss for the year	$ (432,855)	$(1,158,900)	$ (290,750)

Current income tax recovery	$ 162,754	$ 458,924	$ 129,675
Other items for non-deductible income tax purposes	(3,622)	(10,823)	(17,162)
Stock-based compensation not deductible for income tax purposes	(83,470)	-	-
Write-down of mineral property interests and deferred exploration	-	(364,098)	-
Unrecognized benefits of non-capital losses	(75,662)	(84,003)	(112,513)

Income tax recovery	$ -	$ -	$ -

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

9.

INCOME TAXES (cont’d…)

The significant components of the Company’s future income tax assets are as follows:

	2003	2002	2001

Future income tax assets:
Equipment	$28,702	$29,630	$38,273
Mineral property interests and related exploration expenditures	834,152	926,726	689,186
Other assets	21,360	22,560	23,039
Non-capital losses available for future periods	1,396,764	1,545,563	1,900,776

	2,280,978	2,524,479	2,651,274
Valuation allowance	(2,280,978)	(2,524,479)	(2,651,274)

Net future income tax asset	$ -	$ -	-

The Company has available approximately $3,923,000 of non-capital losses which, if unutilized, will expire through 2010.  Subject to certain restrictions, the Company also has capital losses of $368,000 and resource exploration expenditures of approximately $2,630,000 available to reduce taxable income of future years.  During the year ended December 31, 2003, the Company issued 400,000 common shares on a flow-through basis for proceeds of $100,000.  None of the expenditures have been incurred as at December 31, 2003, however the Company has renounced the entire amount of the expected resource deductions resulting in a future income tax liability. This liability has been offset against future income tax assets.  Future tax benefits which may arise as a result of the remaining losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

10.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests, and considers its loss from operations for fiscal years 2003, 2002 and 2001 to relate to this segment.

The Company has mineral property interests located in the USA, Canada and Peru and conducts administrative activities from Canada.  The total amount of assets attributable to Canada is $1,096,066 (2002 - $27,317), Peru is $23,561 (2002 - $Nil) and the USA is $171,116 (2002 - $108,648).

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

a)

Granted stock options to acquire 500,000 common shares at $0.50 per share expiring January 9, 2006.

b)

Issued 4,767,444 units at $0.27 per unit for cash proceeds of $1,287,210.  Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.36 expiring January 20, 2006.

c)

Issued 1,501,333 units at $0.60 per unit for cash proceeds of $900,800.  Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.76 expiring February 23, 2006.

d)

Issued 3,436,167 units at $0.60 per unit for cash proceeds of $2,061,700.  Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.76 expiring April 16, 2006.

e)

Issued 788,891 common shares for cash proceeds of $177,723 pursuant to the exercise of stock options and warrants.

f)

Acquired an option, subject to regulatory approval, to purchase a 100% interest in a uranium property located in New Mexico, USA, known as the Roco Honda and Ram mineral claims. To earn its interest, the Company is required to pay US$150,000 and issue 150,000 common shares within 10 days of regulatory approval and issue 150,000 common shares within one year of regulatory approval.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2003			2002
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 1,077,883	$ -	$ 1,077,883	$ 19,627	$ -	$ 19,627
Equipment	5,869	-	5,869	7,690	-	7,690
Mineral property interests	146,983	(146,983)	-	48,640	(48,640)	-
Deferred exploration costs	60,008	(60,008)	-	60,008	(60,008)	-

	$ 1,290,743	$ (206,991)	$(1,083,752)	$ 135,965	$ (108,648)	$ 27,317

Total liabilities	$ 48,016	$ -	$ 48,016	$ 50,227	$ -	$ 50,227
Shareholders' equity	1,242,727	(206,991)	1,035,736	85,738	(108,648)	(22,910)

	$ 1,290,743	$ (206,991)	$ 1,083,752	$ 135,965	$ (108,648)	$ 27,317

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2003	2002	2001

Loss for the year, Canadian GAAP	$ (432,855)	$ (1,158,900)	$ (290,750)
Adjustments:
Mineral property interests	(98,343)	(48,200)	(38,605)
Deferred exploration costs	-	(3,819)	(63,855)
Write-off of mineral property interests	-	215,315	-
Write-off of deferred exploration costs	-	704,123	-

Loss for the year, United States GAAP	$ (531,198)	$ (291,481)	$ (393,210)

Basic and diluted loss per share, United States GAAP	$ (0.06)	$ (0.04)	$ (0.07)

Weighted average number of common shares outstanding, United States GAAP	8,271,374	6,886,127	5,554,559

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2003	2002	2001

Cash flows provided by (used in ) operating activities,
Canadian GAAP	$ (252,365)	$ (213,735)	$ (254,802)
Mineral property costs	(42,343)	(35,000)	(38,605)
Deferred exploration costs	-	(3,819)	(63,855)

Cash flows used in operating activities, United States GAAP	(294,708)	(252,554)	(357,262)

Cash flows used in investing activities, Canadian GAAP	(42,343)	(38,819)	(102,701)
Mineral property interests	42,343	35,000	38,605
Deferred exploration costs	-	3,819	63,855

Cash flows used in investing activities, United States GAAP	-	-	(241)

Cash flows provided by financing activities, Canadian GAAP
and United States GAAP	1,273,203	259,950	242,684

Change in cash and during the year	978,495	7,396	(114,819)

Cash, beginning of year	11,784	4,388	119,207

Cash, end of year	$ 990,279	$ 11,784	$ 4,388

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the year ended December 31, 2001.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2002.  During the year ended December 31, 2003, under Canadian GAAP and United States GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended December 31, 2003 and 2002.

There was no difference during the year ended December 31, 2001 as no options were granted.

Loss per share

Under both Canadian GAAP and United States GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2003, 2002 and 2001 were 8,271,374, 6,886,127 and 5,554,559, respectively.  Accordingly, the loss per share for the years ended December 31, 2003, 2002 and 2001 was $(0.06), $(0.04) and $(0.07), respectively.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at December 31, 2003.

The Company has determined that there are no asset retirement obligations as at December 31, 2003.

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003.  The consolidation requirements applying to all other types of entities is required in financial statements for periods ending after March 15, 2004.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Canadian standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

The CICA has issued CICA Handbook Section 3110 “Asset Retirement Obligations” which is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company is analyzing the impact of this new standard.

The CICA has issued CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations” which is effective for years beginning on or after May 1, 2003.  The standard requires the recognition, measurement, and presentation and disclosure of the disposal of long-lived assets by a company.  It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.  The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

June 30, 2004

STRATHMORE MINERALS CORP.

CONSOLIDATED BALANCE SHEET

(Unaudited and expressed in Canadian Dollars)

	June 30, 2004	December 31, 2003

ASSETS

Current
Cash and equivalents	$ 4,582,368	$ 990,279
Receivables	88,161	75,036
Prepaid expenses	-	12,568

	4,670,529	1,077,883

Equipment	17,830	5,869

Mineral property interests (Note 4)	981,539	146,983

Deferred exploration costs (Note 5)	60,008	60,008

	$ 5,729,906	$ 1,290,743

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 140,740	$ 48,016
Due to related parties (Note 7)	19,005	-

	159,745	48,016

Shareholders' equity
Capital stock (Note 6)	16,124,134	12,624,793
Subscriptions received in advance	21,600	-
Contributed surplus (Note 6)	1,917,598	577,281
Deficit	(12,493,171)	(11,959,347)

	5,570,161	1,242,727

	$ 5,729,906	$ 1,290,743

Basis of presentation (Note 1)

Subsequent events (Note 9)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited and expressed in Canadian Dollars)

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2003

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 1,141	$ 455	$ 1,671	$ 910
Consulting fees	93,524	18,491	167,573	37,933
Office and miscellaneous	26,289	8,002	48,890	12,090
Professional fees	1,840	6,870	27,244	8,020
Regulatory fees	13,500	984	23,197	2,292
Rent	4,825	1,420	8,061	2,840
Shareholder communications	11,851	579	15,513	1,215
Stock-based compensation	-	-	149,914	-
Telephone	9,116	209	14,301	486
Transfer agent	4,793	2,410	8,865	4,621
Trade shows and conferences	31,645	-	38,000	-
Travel and promotion	23,071	1,901	46,143	2,490

Loss before other items	(221,595)	(41,321)	(549,372)	(72,897)

OTHER ITEMS
Interest income	15,548	-	15,548	-
Costs recovered	-	9,777	-	9,777

Loss for the period	(206,047)	(31,544)	(533,824)	(63,120)

Deficit, beginning of period	(12,287,124)	(11,558,068)	(11,959,347)	(11,526,492)

Deficit, end of period	$(12,493,171)	$(11,589,612)	$(12,493,171)	$(11,589,612)

Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

Weighted average number of common shares outstanding	24,430,237	7,972,922	21,600,726	8,009,531

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited and expressed in Canadian Dollars)

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (206,047)	$ (31,544)	$ (533,824)	$ (63,120)
Item not affecting cash
Amortization	1,141	455	1,671	910
Stock based compensation	-	-	149,914	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(67,176)	(2,662)	(13,125)	496
(Increase) decrease in prepaid expenses	8,712	4,104	12,568	(5,959)
Increase in accounts payable and accrued liabilities	31,059	3,326	92,724	1,552

Cash used in operating activities	(232,311)	(26,321)	(290,072)	(66,121)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	(365,188)	(8,375)	(834,556)	(8,375)
Equipment purchased	(8,629)	-	(13,632)	-

Cash used in investing activities	(373,817)	(8,375)	(848,188)	(8,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Subscriptions received in advance	(42,201)	-	21,600	-
Increase (decrease) in due to related parties	(3,548)	32,678	19,005	68,020
Capital stock issued, net of share issuance costs	2,378,751	-	4,689,744	-

Cash provided by financing activities	2,333,002	32,678	4,730,349	68,020

Change in cash and equivalents during the period	1,726,874	(2,018)	3,592,089	(6,476)

Cash and equivalents, beginning of period	2,855,494	7,326	990,279	11,784

Cash and equivalents, end of period	$ 4,582,368	$ 5,308	$ 4,582,368	$ 5,308

The accompanying notes are an integral part of these consolidated financial statements.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of Strathmore Minerals Corp. (the “Company”) and its wholly owned subsidiaries, Peruran S.A., and Strathmore Resources (US) Inc.  Significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company's principal business activity is the exploration of mineral property interests.

3.

SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests has significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at June 30, 2004, management believes that, other than amounts disclosed, no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”).  AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended December 31, 2001.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be 10 years.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property interests and deferred exploration costs (cont’d…)

If the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective January 1, 2002, the Company’s balance sheets as at June 30, 2004 and December 31, 2003 and statements of operations for the period ended June 30, 2004 and 2003 would change as follows:

	June 30, 2004			December 31, 2003
	Balance, as reported	Pro-Forma Adjustments	Pro-Forma Balance	Balance, as reported	Pro-Forma Adjustments	Pro-Forma Balance

Current assets	$ 4,670,529	$ -	$ 4,670,529	$ 1,077,883	$ -	$ 1,077,883
Equipment	17,830	-	17,830	5,869	-	5,869
Mineral property interests	981,539	(66,536)	915,003	146,983	(19,562)	127,421
Deferred exploration costs	60,008	(15,000)	45,008	60,008	(12,000)	48,008

	$ 5,729,906	$ (81,536)	$ 5,648,370	$ 1,290,743	$ (31,562)	$ 1,259,181

Total liabilities	$ 159,745	$ -	$ 159,745	$ 48,016	$ -	$ 48,016
Stockholders' equity	5,570,161	(81,536)	5,488,625	1,242,727	(31,562)	1,211,165

	$ 5,729,906	$ (81,536)	$ 5,648,370	$ 1,290,743	$ (31,562)	$ 1,259,181

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2003

Loss for the period, as reported	$ (206,047)	$ (31,544)	$ (533,824)	$ (63,120)
Adjustments:
Amortization of mineral property interests	(38,440)	(1,425)	(53,849)	(2,641)
Amortization of deferred exploration costs	(1,500)	(1,500)	(3,000)	(3,000)

Loss for the period, pro-forma	$ (245,987)	$ (34,369)	$ (590,673)	$ (68,761)

Basic and diluted loss per share, as reported	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

Basic and diluted loss per share, pro-forma	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)

It is possible that the CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may confirm or change the Company’s current method of accounting for mineral property interests.  Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at June 30, 2004.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value.  This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees.  Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant.  However, pro-forma disclosure of loss per share as if the fair value method had been adopted is required.

During the year ended December 31, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation including stock options granted to employees.

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

4.

MINERAL PROPERTY INTERESTS

	June 30, 2004	December 31, 2003

Athabasca property, Canada	$ 42,402	$ 9,090
Chord property, USA	124,724	111,108
Comstock property, Canada	1,612	1,612
Dieter Lake property, Canada	19,674	-
Duddridge Lake property, Canada	54,857	-
New Mexico properties, USA	347,857	-
Patterson Lake property, Canada	58,857
Staked properties, Peru	68,698	23,561
Waterbury Lake property, Canada	133,963	-
Wyoming property, USA	60,700	-
Pre-acquisition property costs	68,195	1,612

	$ 981,539	$ 146,983

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

4.

MINERAL PROPERTY INTERESTS (cont’d…)

Athabasca property, Canada

The Company acquired an option, subject to regulatory approval, to purchase a 100% interest in a uranium property located in Alberta, Canada, by paying $7,500 and incurring additional costs of $34,902. To earn its interest, the Company is required to issue 200,000 common shares in stages to June 8, 2005. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property.

Chord property, USA

The Company acquired an option to purchase a 100% interest in a uranium property located in South Dakota, USA, by paying $48,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009. In 2004, the company elected for payment of $13,616 (US$10,000).  The property is subject to a 2% gross royalty.

Comstock property, Canada

The Company acquired an option to purchase a 100% interest in a certain claims located in British Columbia, Canada. To earn its interest, the Company is required to issue 300,000 common shares in stages to November 25, 2005.

Dieter Lake property, Canada

The Company acquired an option, subject to regulatory approval, to purchase a 100% interest in a certain claims located in Quebec, Canada. To earn its interest, the Company is required to issue 200,000 common shares. An additional 300,000 shares will be issued in the event a resource of more than 60 million pounds contained U3O8 (uranium) is confirmed at the property.

Duddridge Lake property, Canada

The Company acquired an option, subject to regulatory approval, to purchase a 100% interest in a certain claims located in Saskatchewan, Canada. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years. The Company has incurred additional costs $54,857 related to this property.

New Mexico properties, USA

The Company acquired an option to purchase a 100% interest in a certain claims located in New Mexico, USA, by paying $200,625 and incurring additional costs of $147,232. To earn its interest, the Company is required to issue 300,000 common shares in stages over two years.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

4.

MINERAL PROPERTY INTERESTS (cont’d…)

Patterson Lake, Canada

The Company acquired, by staking, a 100% interest in certain uranium properties located near Patterson Lake in north-central Saskatchewan.

Staked properties, Peru

During fiscal 2002, the claims were allowed to lapse and related acquisition costs of $45,895 were written-off to operations. The Company re-acquired, by staking, a 100% interest in certain uranium properties located in Peru.

Waterbury Lake property, Canada

The Company acquired, by staking, approximately 100,000 acres within the eastern part of the Athabasca Basin, near Waterbury Lake in north-central Saskatchewan, Canada.

Wyoming property, USA

The Company acquired an option, subject to regulatory approval, to purchase a 100% interest in a certain claims located in Wyoming, USA. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years and has incurred additional costs of $60,700.

Pre-acquisition property costs

The pre-acquisition property costs represent expenditures related to mineral property interests prior to implementation of the acquisition.  These costs will be added to the mineral property interests costs to which they relate on completion of the acquisition or written-off to operations should the acquisition not proceed.

5.

DEFERRED EXPLORATION COSTS

	June 30, 2004	December 31, 2003

U.S.A.	$ 60,008	$ 60,008

The Company has not incurred any deferred exploration costs during the period ended June 30, 2004.

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STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common shares, without par value

Issued
As at December 31, 2002	8,046,548	$11,612,230	$ -

Shares issued on mineral property acquisition
returned to Treasury	(100,000)	-	-
Private placements	5,222,229	734,278	415,722
Exercise of options	454,000	123,125	(55,025)
Exercise of warrants	435,000	108,750	-
Acquisition of mineral property	100,000	56,000	-
Stock-based compensation	-	-	221,994
Share issuance costs	-	(9,590)	(5,410)

As at December 31, 2003	14,157,777	12,624,793	577,281

Private placements	9,704,945	2,906,031	1,343,679
Exercise of options	250,000	79,250	(36,250)
Exercise of warrants	1,981,725	622,381	(69,055)
Stock-based compensation	-	-	149,914
Share issuance costs	-	(108,321)	(47,971)

As at June 30, 2004	26,094,447	$16,124,134	$1,917,598

Included in issued capital stock are 75,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

In January, 2004, the Company issued 4,767,444 units at $0.27 per unit consisting of one common share and one share purchase warrant for total proceeds of $1,287,210.  Each warrant entitles the holder to acquire one additional common share at $0.36 per share expiring January 20, 2006.  An estimated fair value of $417,712 was allocated to the warrants and is included in contributed surplus.  The Company incurred finder’s fees of $23,490 on the private placement.

In February, 2004, the Company issued 1,501,334 units at $0.60 per unit consisting of one common share and one share purchase warrant for total proceeds of $900,800.  Each warrant entitles the holder to acquire one additional common share at $0.76 per share expiring February 23, 2006.  An estimated fair value of $299,582 was allocated to the warrants and is included in contributed surplus.

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STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

In April, 2004, the Company issued 3,436,167 units at $0.60 per unit consisting of one common share and one share purchase warrant for total proceeds of $2,061,700.  Each warrant entitles the holder to acquire one additional common share at $0.76 per share expiring April 16, 2006.  An estimated fair value of $626,385 was allocated to the warrants and is included in contributed surplus. The Company incurred finder’s fees of $132,803 on the private placement.

Stock options

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, December 31, 2003	850,000	$ 0.21
Granted	500,000	0.50
Exercised	(250,000)	0.17

Outstanding, June 30, 2004	1,100,000	$ 0.35

Number of options currently exercisable	1,100,000	$ 0.35

The weighted average fair value of stock options granted during the six month period ended June 30, 2004 is $0.50 per option. There was no stock option activity during the six month period ended June 30, 2003.

As at June 30, 2004, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	150,000	$ 0.15	September 12, 2005
	225,000	0.25	November 25, 2005
	225,000	0.27	November 28, 2005
	500,000	0.50	January 9, 2006

Warrants	1,875,004	0.25	November 24, 2005
	2,910,000	0.35	December 17, 2005 (1)
	4,322,944	0.36	January 20, 2006 (1)
	1,501,333	0.76	February 23, 2006
	3,436,167	0.76	April 16, 2006

(1)

The warrants are subject to accelerated expiry in the event that the 10 day average closing price of the Company’s common stock is greater than or equal to $0.75. If the $0.75 average is achieved, holders of the warrants will be notified and the remaining term of the warrants will be shortened to 30 days although the exercise price will remain the same.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock based compensation

During the current year, the Company granted 500,000 options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation recognized in the consolidated statement of operations during the period was $149,914.  This amount was also recorded as contributed surplus on the consolidated balance sheet.

The following assumptions were used for the valuation of stock options during the period ended June 30, 2004:

Risk-free interest rate	2.85%
Expected life of options	1 year
Annualized volatility	117%
Dividend rate	0.00%

7.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties for the six month period ended June 30 as follows:

a)

Paid or accrued $50,230 (2003 - $34,580) for consulting fees to a director and a company controlled by a director.

b)

Paid or accrued $nil (2003 - $500) for shareholder communications to a director and company controlled by a director.

c)

Pursuant to a private placement, issued  200,000 (2003 – nil) units, with a unit consisting of  one common share and one share purchase warrant, to a director for total proceeds of $54,000.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Amounts due to related parties are non-interest bearing, unsecured and have no specific repayment terms.

8.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for periods ended June 30, 2004 and 2003 to relate to this segment.

The Company has mineral property interests located in the USA, Canada and Peru and conducts administrative activities from Canada.  The total amount of assets attributable to Canada is $5,127,927 (2003 – $1,096,066) Peru is $68,698 (2003 – $23,561) and the USA is $533,281 (2003 - $171,116).

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

9.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

a)

Granted stock options to acquire 1,375,000 common shares at $0.60 per share expiring July 20, 2006.

a)

Issued 717,815 common shares for cash proceeds of $252,330 pursuant to the exercise of warrants.

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	June 30, 2004			December 31, 2003
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 4,670,529	$ -	$ 4,670,529	$ 1,077,883	$ -	$ 1,077,883
Equipment	17,830	-	17,830	5,869	-	5,869
Mineral property interests	981,539	(981,539)	-	146,983	(146,983)	-
Deferred exploration costs	60,008	(60,008)	-	60,008	(60,008)	-

	$ 5,729,906	$(1,041,547)	$ 4,688,359	$ 1,290,743	$ (206,991)	$(1,083,752)

Total liabilities	$ 159,745	$ -	$ 159,745	$ 48,016	$ -	$ 48,016
Shareholders' equity	5,570,161	(1,041,547)	4,528,614	1,242,727	(206,991)	1,035,736

	$ 5,729,906	$(1,041,547)	$ 4,688,359	$ 1,290,743	$ (206,991)	$ 1,083,752

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2003

Loss for the period, Canadian GAAP	$ (206,047)	$ (31,544)	$ (533,824)	$ (63,120)
Adjustments:
Mineral property interests	(365,188)	(8,375)	(834,556)	(8,375)

Loss for the year, United States GAAP	$ (571,235)	$ (39,919)	$(1,365,380)	$ (71,495)

Basic and diluted loss per share, United States GAAP	$ (0.02)	$ (0.01)	$ (0.06)	$ (0.01)

Weighted average number of common shares outstanding, United States GAAP	24,355,237	7,897,922	21,525,726	7,934,531

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month Period Ended June 30, 2004	Three Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2003

Cash flows used in operating activities,
Canadian GAAP	$ (232,311)	$ (26,321)	$ (290,072)	$ (66,121)
Mineral property interests	(365,188)	(8,375)	(834,556)	(8,375)

Cash flows used in operating activities, United States GAAP	(597,499)	(34,696)	(1,124,628)	(74,496)

Cash flows used in investing activities, Canadian GAAP	(373,817)	(8,375)	(848,188)	(8,375)
Mineral property interests	365,188	8,375	834,556	8,375

Cash flows used in investing activities, United States GAAP	(8,629)	-	(13,632)	-

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	2,333,002	32,678	4,730,349	68,020

Change in cash and equivalents during the period	1,726,874	(2,018)	3,592,089	(6,476)

Cash and equivalents, beginning of period	2,855,494	7,326	990,279	11,784

Cash and equivalents, end of period	$ 4,582,368	$ 5,308	$ 4,582,368	$ 5,308

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STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Under Canadian GAAP, new accounting and disclosure standards were introduced under Canadian GAAP (Note 3) for the fiscal year ending December 31, 2002.  During the year ended December 31, 2003, under Canadian GAAP and United States GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the six month period ended June 30, 2004 and 2003.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Loss per share

Under both Canadian GAAP and United States GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the six month periods ended June 30, 2004 and June 30, 2003 were 24,355,237 and 21,525,726, respectively.  Accordingly, the loss per share for the six month periods ended June 30, 2004 and June 30, 2003 was $(0.02) and $(0.06), respectively.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

The Company has determined that there were no asset retirement obligations as at December 31, 2003.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at December 31, 2003. New accounting and disclosure standards were introduced under Canadian GAAP (Note 3) effective January 1, 2004. Accordingly, there is no difference between Canadian GAAP and United States GAAP as at June 30, 2004.

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003.  The consolidation requirements applying to all other types of entities is required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Canadian standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

The CICA has issued CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations” which is effective for years beginning on or after May 1, 2003.  The standard requires the recognition, measurement, and presentation and disclosure of the disposal of long-lived assets by a company.  It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.  The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

Registrant

Dated: November 26, 2004	Signed: /s/ Devinder Randhawa Devinder Randhawa President and CEO

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